Exhibit 99.53

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2022

ABAXX TECHNOLOGIES INC.

March 31, 2023

TABLE OF CONTENTS

GLOSSARY		2
PRELIMINARY MATTERS		4
CAUTIONARY NOTE REGARDING FORWARD- LOOKING INFORMATION AND RISKS		4
INTRODUCTION		6
CORPORATE STRUCTURE		7
Name, Address, Incorporation, and Corporate Organizational Chart		7
GENERAL DEVELOPMENT OF THE BUSINESS		8
Three Year History		8
Anticipated Changes in the Company’s Business		10
Significant Acquisitions		10
BUSINESS OF THE COMPANY		10
ACX Business		11
Abaxx Exchange Marketing Strategy		12
Regulatory Framework in Singapore		13
Regulatory Framework in Canada		14
Regulatory Framework in Other Jurisdictions		14
Abaxx Tech Business		14
Specialized Skill and Knowledge		18
Competitive Conditions		18
Operations		18
Cycles		18
Economic Dependence		18
Future Milestones and Products		18
Reorganizations		20
Other Licensing Partners & Portfolio Investments		20
Operations in an Emerging Market Jurisdiction		22
Risk Factors		24
DIVIDENDS AND DISTRIBUTIONS		40
DESCRIPTION OF CAPITAL STRUCTURE		40
MARKET FOR SECURITIES		40
Trading Price and Volume		40
Prior Sales		42
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER		42
DIRECTORS AND OFFICERS		42
Cease Trade Orders, Bankruptcies, Penalties or Sanctions		43
Conflicts of Interest		44
AUDIT COMMITTEE INFORMATION		44
Audit Committee Charter		44
Composition of the Audit Committee		45
PROMOTERS		45
LEGAL PROCEEDINGS AND REGULATORY ACTIONS		45
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		45
TRANSFER AGENT AND REGISTRAR		46
MATERIAL CONTRACTS		46
INTERESTS OF EXPERTS		46
ADDITIONAL INFORMATION		46
ABAXX TECHNOLOGIES INC. AUDIT COMMITTEE CHARTER		47
1.0	Mandate	47
2.0	Composition and Membership	47
3.0	Duties and Responsibilities	48
4.0	Funding for the Independent Auditor and Retention of Other Independent Advisors	51
5.0	Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters	51
6.0	Procedures for Approval of Non-Audit Services	52
7.0	Reporting	52
8.0	Access to Information and Authority	52
9.0	Review of Charter	52

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GLOSSARY

“Abaxx” means Abaxx Technologies Inc.;

“Abaxx Tech” means Abaxx Technologies Corp., a corporation incorporated under the laws of Barbados and an indirectly wholly-owned subsidiary of Abaxx;

“Abaxx Tech Canada” means Abaxx Technologies Canada Inc., a corporation incorporated under the CBCA and a wholly owned subsidiary of Abaxx;

“ABCA” means the Business Corporations Act (Alberta), or its successor legislation and the regulations made thereunder;

“ACH” means approved clearinghouse licensed by MAS;

“ACX” means Abaxx Singapore Pte. Ltd., a Singapore incorporated holding company with two operating exchange subsidiaries Abaxx Exchange Pte. Ltd. (“Abaxx Exchange”) and Abaxx Clearing Pte. Ltd. (“Abaxx Clearing”);

“ACX Assignment Agreement” means the agreement dated May 1, 2019, between Abaxx Tech and ACX whereby Abaxx Tech delivered and transferred possession to ACX of all technology possessed by Abaxx Tech;

“ACX MLA” means the exclusive software master license agreement, executed on May 15, 2019, between Abaxx Tech and ACX;

“ACX MLA Royalty” means the royalty payable to Abaxx Tech by ACX as consideration for licensed software and support services for revenues that ACX earns from sub-licensing equal to 20% of gross revenues up to US$2,000,000, 10% of gross revenues in excess of US$2,000,000 and up to US$5,000,000 and 5% of gross revenues in excess of US$5,000,000;

“ACX Royalty” means the royalty agreement executed on February 1, 2019 whereby ACX granted to Abaxx Tech a two percent (2%) royalty on gross revenue during the indefinite royalty term;

“ACX Shares” means common shares of ACX;

“AIF” means this annual information form for the financial year ended December 31, 2022;

“Base Carbon” means Base Carbon Inc., a company existing under the laws of the Province of Ontario and listed on the NEO;

“Board” means the board of directors of the Company;

“CBCA” means the Canada Business Corporations Act, or its successor legislation and the regulations made thereunder;

“Common Share” means a common share of the Company;

“Company” means Abaxx Technologies Inc. (formerly New Millennium Iron Corp.), a corporation incorporated under the ABCA;

“ESG” means Environmental, Social and Governance;

“FCM” means futures commission merchant;

“LNG” means liquified natural gas;

“MAS” means Monetary Authority of Singapore;

“NEO” means the NEO Exchange Inc.;

“New Millennium” means New Millennium Iron Corp.;

“Old Abaxx” means Abaxx Technologies Inc., the predecessor corporation to Abaxx incorporated under the CBCA, prior to the RTO Transaction;

“Old Abaxx Share” means a common share of Old Abaxx;

“Pre-Listing Abaxx Financing” means the non-brokered private placement of 6,484,020 Old Abaxx Shares at a price of $0.80 per Old Abaxx Share for gross proceeds of $5,187,216;

“Recognized Market Operator” or “RMO” means a securities or commodity exchange licensed by the Monetary Authority of Singapore or “MAS”;

“RTO Transaction” means the business combination involving New Millennium and Abaxx that resulted in a reverse take- over of New Millennium by Abaxx pursuant to a plan of arrangement among New Millennium, 12404206 Canada Inc., and Abaxx, following which, securityholders of Abaxx owned the substantial majority of the Common Shares;

“Shareholder” means a holder of Common Shares;

“Sponsor” has the meaning specified in TSX Venture Exchange Policy 2.2 – Sponsorship and Sponsorship Requirements; and

“TSXV” means the TSX Venture Exchange.

PRELIMINARY MATTERS

Interpretation

Unless the context otherwise requires, all references in this annual information form to the “Company”, “we”, “us” and “our” refer to Abaxx Technologies Inc. and its subsidiaries.

Unless otherwise noted, the information set forth in this annual information form is current as of December 31, 2022.

Currency Presentation and Exchange Rate Information

In this annual information form, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “$” or “C$” are to Canadian dollars, all references to “US$” are to United States dollars and all references to SGD$ are to Singapore Dollars. As of March 31, 2023, the daily average exchange rate reported by the Bank of Canada was US$1.00 = CDN$1.35 or CDN$1.00 = US$0.74 and SGD$1.00 = US$0.75 or US$1.00 = SGD$1.33.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND RISKS

This AIF contains or refers to certain forward-looking information. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “may”, “potential” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All information, other than information regarding historical fact that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future is forward- looking information. Forward-looking information does not constitute historical fact but reflects the current expectations of the Company regarding future results or events based on information that is currently available. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements in this AIF speak only as of the date of this AIF. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

●	the performance of the Company’s business and operations;

●	the intention to grow the Company’s business and operations;

●	the introduction and continued offering of services and product features;

●	the market for the Company’s products and services and competitive conditions;

●	the Company’s pricing and revenue models;

●	the future liquidity and financial capacity;

●	the treatment of the Company and its subsidiaries under government regulatory and taxation regimes;

●	the Company’s intellectual property;

●	the Company’s ability to operate in certain markets; and

●	the Company’s ability to monitor, assess and manage the impact of the COVID-19 pandemic.

With respect to the forward-looking information contained in this AIF, the Company has made certain assumptions regarding, among other things: (i) cash flow from the Company’s operations; (ii) general economic, financial market, regulatory and political conditions in which the Company operates; (iii) consumer interest in the Company’s products; (iv) competition; (v) anticipated and unanticipated costs; (vi) government regulations applicable to the Company’s business and operations, and its impacts thereon; (vii) the Company’s ability to obtain qualified staff, equipment, and services in a timely and cost-efficient manner; (viii) the Company’s ability to conduct operations in a safe, efficient and effective manner; (ix) the Company’s ability to carry out its marketing plans and their effectiveness; (x) the efficacy of the Company’s security measures; and (xi) the Company’s product development plans and timeframes for completion. Although the Company believes that the assumptions inherent in any forward-looking information are reasonable, forward-looking information is not a guarantee of future events or performance and, accordingly, readers are cautioned not to place undue reliance on such information due to the inherent uncertainty therein.

Risks and other factors that could cause actual results or events to differ materially those expressed in forward-looking information include, but are not limited to: the limited operating history of the Company; the competitive nature of the financial technology industry; fluctuations in the market price of the Company’s securities; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry in which it operates; the impact of the Company’s marketing efforts; efficacy of the company’s risk management and internal controls; availability and adequacy of insurance; future capital needs; global economic climate; dilution; currency exchange risks; network security risks; the ability of the Company to maintain properly working systems; disruption of operations due to global events and pandemics; theft and risk of physical harm to personnel; reliance on key personnel; as well as those risk factors discussed in this AIF. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake any obligation to update or revise any forward-looking information, except as required by law.

INTRODUCTION

The Company is a financial technology business developing software tools which enable commodity traders and finance professionals to communicate, trade and transact faster and more securely. The Company’s business strategy is comprised of two core components: (i) investing in new internet communication protocols and proprietary financial software architecture used in global commodity market trading, and (ii) commercializing the Company’s exchange and clearinghouse subsidiaries, using the Company’s proprietary technology, towards liquified natural gas benchmark contracts, and a new market structure vision for metals and emerging ESG certified-commodity markets. The Company’s operations are conducted through the following primary subsidiaries:

●	Abaxx Technologies Canada Inc. (Abaxx Tech Canada) is a wholly-owned subsidiary of the Company. Abaxx Tech Canada was incorporated under the CBCA on January 25, 2018 under its original name, “Abaxx Technologies Inc.” (Old Abaxx). Old Abaxx was a party to the RTO Transaction by way of plan of arrangement which was completed on December 14, 2020. As a result of the arrangement, Old Abaxx was renamed to “Abaxx Technologies Holdco. Inc.” with the name subsequently changed to “Abaxx Technologies Canada Inc.”.

●	Abaxx Technologies Corp. (Abaxx Tech) is an indirectly wholly-owned subsidiary of the Company, incorporated under the laws of Barbados, and owns the Company’s software portfolio;

●	Abaxx Singapore Pte. Ltd. (ACX) is an indirect subsidiary of the Company incorporated under the laws of Singapore and acts as a holding company with two operating exchange subsidiaries, Abaxx Exchange Pte. Ltd. and Abaxx Clearing Pte. Ltd.;

●	Abaxx Exchange Pte. Ltd. (Abaxx Exchange) is a commodity exchange and a wholly owned subsidiary of ACX, incorporated under the laws of Singapore; and

●	Abaxx Clearing Pte. Ltd. (Abaxx Clearing) is a clearinghouse that settles matched trades and a wholly owned subsidiary of ACX, incorporated under the laws of Singapore.

Through these businesses, the Company intends to generate revenue through software licensing sales and royalties and through its exchange and clearinghouse subsidiaries.

The Common Shares of the Company are listed on the NEO under the trading symbol “ABXX” and on the OTCQX under the symbol “ABXXF”.

CORPORATE STRUCTURE

Name, Address, Incorporation, and Corporate Organizational Chart

Abaxx Technologies Inc. (formerly New Millennium Iron Corp.) is a company incorporated under the Business Corporations Act (Alberta). Its corporate headquarters is located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and its registered office is located at 855- 2nd Street S.W., Suite 3500, Bankers Hall East Tower, Calgary, Alberta, T2P 4J8.

The following organization chart outlines the corporate structure of the Company:

Material Amendments to the Company’s Articles

The Company was originally incorporated under the ABCA as a capital pool company named “New Millennium Capital Corp.” and was later renamed to “New Millennium Iron Corp.” on June 14, 2011 pursuant to a certificate of amendment issued under the ABCA. On November 10, 2003, the Company’s articles of incorporation were amended to remove the “private company” restrictions. New Millennium operated as an iron ore exploration and development company with ownership of two primary iron ore deposits: (i) the LabMag deposit situated in Western Labrador, in Elross Township, about 30 km northwest of Schefferville, Québec; and (ii) the KéMag deposit situated in Rivière Koksoak in Northern Québec, 40 km northwest of Schefferville, Québec. New Millennium was subject to a reverse take over by Old Abaxx by way of plan of arrangement pursuant to the CBCA on December 14, 2020. Prior to the closing date of the RTO Transaction, the Company filed articles of amendment to undergo a share consolidation whereby New Millennium shareholders received one (1) post-consolidation common share for each twelve (12) pre- consolidation common shares. In connection with closing of the RTO Transaction, New Millennium filed articles of amendment to rename itself “Abaxx Technologies Inc.”.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the general development of the Company’s business over the three most recently completed financial years:

2020

On January 8, 2020, Old Abaxx was assigned interest in the following United States patent applications pursuant to an assignment agreement dated January 8, 2020: (1) Patent Application No. 16/708,405; (2) Patent Application No. 16/708/398; (3) Patent Application No. 16/708,377; (4) Patent Application No. 16/708,265; (5) Patent Application No. 16/706,457; (6) Patent Application No. 16/706,586; (7) Patent Application No. 16/703,726; (8) Patent Application No. 16/684,522; and (9) Patent Application No. 16/692,211 (collectively, the “Assigned U.S. Patents”).

On August 1, 2020, Old Abaxx assigned the Assigned U.S. Patents to Abaxx Tech under individual assignment agreements each dated as of August 1, 2020.

On July 14, 2020, New Millennium entered into a letter of intent with Old Abaxx whereby New Millennium, 12404206 Canada Inc., and Old Abaxx would enter into a three-cornered business combination, share exchange, plan of arrangement or such other transaction structure that would result in New Millennium acquiring all of the issued and outstanding Old Abaxx Shares and a reverse takeover of New Millennium by Old Abaxx.

On July 24, 2020, Old Abaxx completed the first tranche of the Pre-Listing Abaxx Financing of 1,284,375 Old Abaxx Shares at a price of $0.80 per Old Abaxx Share for gross proceeds of $1,027,500.

On July 31, 2020, Old Abaxx completed the second tranche of the Pre-Listing Abaxx Financing of 1,319,500 Old Abaxx Shares at a price of $0.80 per Old Abaxx Shares for gross proceeds of $1,055,600.

On September 7, 2020, ACX received approval-in-principle from MAS to act as an RMO for Abaxx Exchange. The outstanding deliverables required by ACX to receive final approval with respect to the RMO for Abaxx Exchange relate to providing MAS evidence of financial resources as well as submission of complete product checklists.

On September 11, 2020, Old Abaxx completed the third and final tranche of the Pre-Listing Abaxx Financing of 3,880,145 Old Abaxx Shares at a price of $0.80 per Old Abaxx Share for gross proceeds of $3,104,116. In addition, Old Abaxx issued 300,000 Old Abaxx Shares to certain consultants of Abaxx for services rendered. Each Old Abaxx Share issued to the consultants carried a deemed value of $0.80 per Old Abaxx Share.

On September 14, 2020, Old Abaxx was assigned interests in the following PCT patent applications pursuant to assignment agreements dated September 14, 2020: (1) International Application No. PCT/US2019/045158; (2) International Application No. PCT/US2019/061863; and (3) International Application No. PCT/US2019/045170 (the “Assigned PCT Patents”).

On September 15, 2020, Old Abaxx assigned the Assigned PCT Patents to Abaxx Tech under individual assignment agreements each dated as of September 15, 2020.

On September 18, 2020, New Millennium and Old Abaxx entered into a definitive agreement which superseded its letter of intent for the RTO Transaction. Pursuant to the definitive agreement, New Millennium indirectly acquired all of the issued and outstanding Old Abaxx Shares through the RTO Transaction. New Millennium would rename itself to “Abaxx Technologies Inc.” on December 14, 2020.

On December 11, 2020, Old Abaxx issued 433,666 Old Abaxx Shares to certain consultants and service providers of Old Abaxx for settlement of an aggregate of $346,932 of indebtedness. Each Old Abaxx Share issued to consultants and service providers carried a deemed value of $0.80 per Old Abaxx Share. In addition, Old Abaxx issued 187,500 Old Abaxx Shares to the Sponsor for settlement of an aggregate of $150,000 of indebtedness. Each Old Abaxx Share issued to the Sponsor carried a deemed value of $0.80 per Old Abaxx Share.

On December 14, 2020, the Company successfully completed its RTO Transaction with New Millennium.

On December 17, 2020, the Company received final approval to be listed on the NEO and subsequently began trading on the NEO on December 18, 2020 under the symbol “ABXX”.

2021

On March 11, 2021, the Company began trading on the OTCQB under the symbol “ABXXF”. On April 15, 2021, Abaxx graduated to the OTCQX and now trades under the symbol “ABXXF”.

On May 14, 2021, the Company closed its bought deal offering by way of short form prospectus (the “2021 Offering”) and issued a total of 6,506,585 units (the “2021 Units”) at an offering price of $3.80 per 2021 Unit, which included 848,685 2021 Units issued pursuant to the exercise of an over-allotment option, in full, for gross proceeds of approximately $24.72 million. Each 2021 Unit consisted of one Common Share in the capital of the Company and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “2021 Warrant”). Each 2021 Warrant entitles the holder thereof to purchase one Common Share at a price of $5.10 for a period of 24 months following the closing of the Offering. The 2021 Warrants are listed on the NEO under the symbol “ABXX.WT”. The 2021 Offering was co-led by Cormark Securities Inc. and BMO Capital Markets, together with Canaccord Genuity Corp. and Raymond James Ltd. (collectively the “Underwriters”). In connection with the 2021 Offering, the Company paid the Underwriters a cash commission of 6% of the aggregate gross proceeds raised from the 2021 Offering, subject to a cash commission equal to 3% in respect of sales to members of a president’s list, such sales to president’s list members not to exceed $8,600,000.

On June 2, 2021, the Company announced that, effective June 1, 2021, Wes Fulford was appointed as interim CFO of the Company and that Celine Tan had been appointed as Financial Controller of ACX.

On August 23, 2021, the Company announced that, effective August 17, 2021, Wes Fulford had resigned as interim CFO of the Company to be replaced by the Company’s current CFO, Steve Fray, and that Cyrus Hiramanek had joined the Board.

On August 25, 2021, the Company announced that Abaxx Clearing had received notice from MAS that its application to operate as an approved clearing house had received “approval in principle”.

On November 4, 2021, the Company filed its final short form base shelf prospectus (the “Base Shelf Prospectus”) to offer for sale, over a period of twenty-five months from the date of the Base Shelf Prospectus, an aggregate of up to $50 million worth of any combination of common shares, warrants, units, subscription receipts, debt securities or share purchase contracts.

2022

On June 15, 2022, the Company announced a normal course issuer bid to purchase for cancellation up to 3,657,475 common shares, representing 5% of the Company’s 73,149,506 issued and outstanding common shares as at June 15, 2022. The normal course issued bid commenced on June 17, 2022 and will terminate on June 16, 2023 or at such earlier date if the number of common shares sought in the normal course issuer bid has been repurchased. Abaxx reserves the right to terminate the normal course issuer bid earlier if it feels that it is appropriate to do so.

On September 22, 2022 the Company announced SmarterMarkets™, the Company’s media platform producing a weekly podcast focused on redesigning markets and technology to better serve society, surpassed 1 million downloads.

On October 18, 2022, Abaxx Exchange submitted an initial notification of “Impending Listing of Futures Contracts” to MAS. The futures contract is designed to address the price discovery and risk management needs of emission market participants active in the emerging Voluntary Carbon Market. The initial notification is required for all new products to be listed at launch, and subsequent to the launch, of Abaxx Exchange and Abaxx Clearing operating as “Registered Market Operator” and “Approved Clearing House”, respectively.

On January 20, 2023, Abaxx Exchange submitted a “Notification of Impending Listing of Futures Contracts” to MAS. The futures contracts are designed to address the price discovery and risk management needs of energy market participants trading liquefied natural gas. Notice is required for all new products to be listed at launch and subsequently.

Anticipated Changes in the Company’s Business

Over the next 12 months, the Company intends to continue executing its business strategy of licensing its software portfolio and developing its exchange and clearinghouse subsidiaries.

Significant Acquisitions

The Company has not engaged in any significant acquisitions of property, equipment or shares in the most recently completed financial year, ended December 31, 2022.

BUSINESS OF THE COMPANY

The Company is a financial technology business developing software tools which enable commodity traders and finance professionals to communicate, trade and transact faster and more securely. The Company’s current operations consist of the following:

●	software technology development consisting of new internet communication protocols and proprietary financial software architecture for sales in global commodity trading market;

●	operation of an exchange and clearing house for commodity trading utilizing the Company’s software technology; and

●	non-core investments in technology enterprises which potentially provide synergies to the Company’s software development businesses.

The Company develops its software in-house and through sub-contractors as proprietary technology to facilitate the operation of its exchange and clearing businesses, and for eventual sale to third parties in the future. At this time, the Company remains focused on launching the exchange and clearing business using its software technology and no revenue has been generated through the licensing of the Company’s software technology to third parties.

As the Company evolves, in addition to its current focus on technology, trading and clearing for LNG benchmark contracts, the Company plans to consider applications of its technology for trading in precious metals and battery metals markets. In addition, the Company will pursue new initiatives for ESG related markets and data, including the trading of carbon and other emission credits and a new market structure vision for precious metals and emerging ESG certified-commodity markets.

The Company is also the owner of the LabMag and KeMag iron ore assets, which were assets owned by New Millennium and continue to be held by the Company subsequent to the reverse take-over of New Millennium. The Company is not undertaking any iron ore development due to the Company’s technology focus plan. Although the Company does not believe that the LabMag and KeMag iron ore assets have material value at the present time, during the quarter ended June 30, 2021, the Company developed an understanding that the market for “green” commodities may evolve to include certain types of iron ore deposits which could result in an increase in value of the LabMag and KeMag iron ore assets. In particular, the LabMag and KeMag iron ore assets are “taconite” iron ore assets. The processing of taconite iron ore involves the production of iron ore pellets which can be optimal feedstock for electric arc furnaces. Electric arc furnaces can produce steel with lower carbon dioxide emissions than conventional blast furnace steel production, hence the potential to characterize taconite iron ore assets as a green commodity. At this juncture the Company intends to maintain the LabMag and KeMag properties in good standing and continue to assess developments in the taconite iron ore market. The Company may entertain offers from third parties to dispose or joint venture the iron ore assets. The ability of the Company to monetize the iron ore assets on terms which are economic or at all is virtually entirely dependent on (i) iron ore commodity prices in general, and (ii) demand for taconite iron ore as a green commodity for use in lower carbon dioxide electric arc furnace steel production. Large scale demand does not exist for iron ore green commodities at the present time, and it is not possible to determine the outcome or value which could result from any monetization of the LabMag and KeMag iron ore assets. In addition, the processing of taconite iron ore involves various types of processing and feedstock metallurgical characteristics which are not entirely certain at this time. As a result, it cannot be assured that production of the LabMag and KeMag iron ore assets can be achieved on a commercial basis or at all.

ACX Business

ACX is a development-stage commodity futures exchange and clearinghouse currently seeking regulatory licenses to operate from the MAS for its two wholly owned subsidiaries, Abaxx Exchange and Abaxx Clearing. As of the date of this AIF, Abaxx Tech controls 91% of the issued and outstanding ACX Shares, and a two percent (2%) royalty pursuant to the ACX Royalty.

ACX has developed foundational products, such as its LNG and carbon offset futures contracts, in consultation with the global energy industry over the past three years. ACX is also currently developing a new derivative market product suite derived from a new vision for precious metals and battery metal exchange market structure. Management believes that as the global economy seeks to re-base our energy needs from oil and coal to natural gas and renewables, many trillions of dollars of new capital infrastructure investments will require transparent markets and new price risk management tools. The Company believes that transparent pricing for LNG, facilitating a more seamless transition of coal to gas switching in Asia, is a key marketplace requirement for accelerating this new energy economy. ACX seeks to build a new physical commodity focused exchange around these core markets.

The primary values of ACX are: (1) its derivative-execution venue, which is designed to be a forum for price discovery, risk transfer, and reduced transaction costs through contract standardization; and (2) a clearinghouse which is designed to mitigate credit and trade performance risk throughout the market by mutualizing wholesale market trading risk against a single central counterparty.

In order to execute on delivering a modern exchange and clearinghouse that meets the price risk transfer needs of the wholesale commodity market, ACX has made the following investments and taken the following actions:

●	Building Abaxx Exchange: the exchange is the place where buyers and sellers get matched. Modern exchanges facilitate millions of transactions every day through rule-based order matching via software systems. ACX has licensed and/or developed the necessary software systems to facilitate global order books and market matching and has developed the necessary rulebooks and compliance procedures to operate the exchange.

●	Building Abaxx Clearing: the clearinghouse is where trades are settled from match to offset/delivery and daisy chain transactions are simplified with trade compression. The clearinghouse is made up of Abaxx Clearing through its association with its clearing members. In order for firms to trade futures through Abaxx Clearing, they will have to engage with a clearing member to open accounts, “clear” their trades, and manage their collateral and positions. The clearinghouse does risk calculations on the underlying futures and calculates margin offsets to generate minimum margin thresholds that it requires clearing members to assess on their clients. Additionally, through the existence of the guarantee fund required by MAS, the clearinghouse guarantees the financial performance of all trades executed on the exchange and all future contracts that go to physical delivery. Modern clearinghouses also facilitate these transactions and risk calculations via robust software systems. ACX has licensed the necessary software systems to facilitate global order clearing and risk monitoring, and has developed the necessary rulebooks and compliance procedures, and risks analysis monitoring systems to operate the exchange.

●	Write contracts to be traded on exchange: ACX has developed LNG deliverable-futures contracts in conjunction with global LNG trading firms; ACX is currently in consultation with global battery and precious metal trading firms for deliverable-futures contracts.

●	Staff Abaxx Exchange and Abaxx Clearing: ACX has hired key executive roles with decades of experience building and operating key markets at some of the largest global exchanges, both in region and globally.

●	Engage with the market to develop a trading infrastructure ecosystem: in addition to the software and rulebooks developed by Abaxx Exchange and Abaxx Clearing, ACX will need to onboard clearing firms (FCMs) as clearing members to facilitate individual client account clearing and settlement and develop integration software with existing electronic trading platforms and back office data management systems.

●	Assemble sufficient levels of risk capital to support performance guarantees of the clearinghouse.

ACX is in the final stages of development and is seeking final regulatory approvals; it is preparing to onboard customers and FCMs and does not currently generate revenue. Commencing operations of ACX is dependent upon receiving approval from the MAS to operate Abaxx Exchange and Abaxx Clearing. See “Business of the Company – Regulatory Framework in Singapore.”

Abaxx Exchange Marketing Strategy

The primary business of Abaxx Exchange is the provision of integrated exchange and clearing services to institutional energy market participants, exclusively in the liquefied natural gas sector. As the markets mature, the customer base should include commercial energy and metals market participants (producers, consumers, transporters, and traders trading through registered dealers) as well as financial intermediaries (market makers and funds trading through registered dealers) that add value in the form of liquidity in return for the chance to trade/invest in the underlying commodity. Demand for the services and products offered by Abaxx Exchange at launch will likely be limited to institutions located in Singapore, Geneva, London, New York and Houston who are licensed to trade on a Singapore exchange. The Abaxx Exchange business model is not unique and there are other established clearing/exchange platforms for LNG contracts in Singapore, for instance, CME Group Inc. (“CME”) and Intercontinental Exchange Inc. (“ICE”).

As to the specific marketing initiatives, Abaxx Exchange will solicit prospective customers directly and indirectly through marketing efforts and in coordination with its prospective exchange participants and clearing house members. Market participants will engage with Abaxx Exchange through accounts that each customer maintains with a clearing house member. Such market participants are recruited either directly when the prospective customer becomes a clearing house member and utilizes the services offered by the exchange and clearing house operated by Abaxx Exchange, or indirectly as a customer of an Abaxx clearing house member. Abaxx Exchange is unaware of any platform offering LNG futures contracts from a Singapore based entity. Prospective customers in Singapore and elsewhere may be capable of trading LNG futures contracts offered by ICE or the CME in other jurisdictions. Abaxx Exchange does not consider other LNG futures contracts provided to the market today to be comparable or necessarily competitive with Abaxx Exchange’s prospective futures contracts which are designed to be used specifically to hedge cargos of LNG in the regions most relevant to world trade. Abaxx Exchange has determined that there is demand for the LNG contracts it proposes to offer.

Regulatory Framework in Singapore

The Company has submitted applications to operate as an RMO and ACH to MAS for Abaxx Exchange and Abaxx Clearing, respectively. ACX is also being reviewed by MAS to be an approved holding company, required for any holding company of an ACH.

The RMO and the ACH are two separate licensing processes, with the RMO relating to the exchange and the ACH relating to the clearing house. For each license, applications are made, MAS processes the application and issues the conditions for approval, otherwise known as an approval in principle (“AIP”), and the license is issued upon satisfaction of these conditions. Abaxx Exchange cannot undertake business unless it is an RMO, and an RMO requires an ACH to settle trades.

With respect to the RMO application, MAS issued the AIP in September 2020. Since then, a condition being MAS’ review of the indirect shareholders resulting from the RTO Transaction with New Millennium and listing on the NEO. The remaining conditions include:(i) meeting financial conditions; and (ii) submission of a completed product checklist which is targeted for completion in Q2 2023. MAS will provide the RMO licence to Abaxx Exchange upon completion of the final two conditions.

With respect to the ACH application, the Company has substantially completed all MAS comments on the Clearing Rulebook and Clearing Procedures. The reviews of Abaxx Clearing’s risk management framework (including its technology risk management) and other conditions is also targeted for completion in Q2 2023. It is expected that the ACH license will be provided by the MAS upon completion of the remaining conditions regarding (i) final staffing recruitment and engagement, (ii) finalization and implementation of clearing rules/procedures and risk management framework, controls and policies, and (iii) completion of testing of technical support and monitoring systems. Due to COVID-related delays, as well as decisions to address changing technological, risk and market changes in the futures and commodity markets the remaining conditions are further delineated and tentatively expected to be completed as stated in the Future Milestones and Products section of this AIF instead of the March 31, 2022 targets communicated in the Company’s AIF dated March 31, 2022.

The capitalization requirement for Abaxx Exchange is the minimum non-redeemable base capitalization of SGD$600,000 in the form of liquid instruments, an amount which was agreed between Abaxx Exchange and MAS.

The capitalization requirements for Abaxx Clearing comprise minimum capital requirements as collateral to meet performance bond and guaranty fund requirements in the event of counterparty failure by a clearing firm member. To become a clearing house member, a firm must meet these minimum capital requirements and must maintain collateral deposits to meet performance bond and guaranty fund requirements. Abaxx Clearing is required to guarantee transactions submitted by clearing firms with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional customers. Capital requirements for an ACH are liquid instruments in the amount of (i) a SGD$10,000,000 minimum base capital requirement which must be maintained on a continuous basis subject to increase equal to share capital and retained earnings in excess of SGD$10,000,000, and (ii) an additional base capital requirement as a contribution to a clearing fund. The clearing fund consists of contributions from individual clearing house members in accordance with MAS guidelines to be determined upon commencement of trading. The clearing house contribution is equal to 25% of the amount contributed by clearing house members. Based upon applicable MAS regulations, Abaxx Clearing requires a minimum clearing fund contribution of USD$250,000 from each clearing house member. At initial launch and in the medium term, it is not anticipated that the risk-based clearing fund calculation will result in a scenario that clearing house members would be required to contribute more than the minimum clearing fund contribution amount. As Abaxx Clearing anticipates accepting five (5) clearing house members in the initial phase of operation, the contributed capital to the clearing fund would be USD$312,500 (25% of 5 clearing house members x $250,000). Based on this budgeting and available working capital, Abaxx Clearing will have sufficient funding to make the prescribed contribution to the clearing fund. This contribution to the clearing fund is required at the time of launch and no additional contribution is expected to be required. A variety of collateral may satisfy the liquid instrument requirements, including cash, regulated money market mutual funds, sovereign treasury securities, sovereign government agency securities, letters of credit, gold, equities, and foreign sovereign debt, which are subject to established discounts based on the type of collateral and maturity. The base collateral is held by Abaxx Exchange and Abaxx Clearing and proof of holdings is demonstrated through financial statements and regular reporting to MAS with necessary support and verification. The clearing fund for an ACH consists of liquid instruments on deposit with a financial institution under the direction of MAS to cover counterparty failure. For instance, if a clearing firm member is not able to settle a trade, the MAS would make a payout from the clearing fund. If liquid instruments in the clearing fund are insufficient, the ACH would be required to satisfy the shortfall from its base capitalization.

Once final approval is obtained for the RMO and ACH licenses, Abaxx Exchange may commence trading. Futures contracts for commodities, securities, and other types of securities type products may be traded under the RMO license with MAS approval. At this time, Abaxx is seeking MAS approval to trade LNG and carbon offset futures contracts. The ACH acts as a central counterparty for and futures or options contracts. Abaxx Exchange will not be an intermediary in contracts between third parties to buy/sell liquefied natural gas or other commodities. Abaxx Clearing does not guarantee delivery but it does guarantee financial performance of the LNG contracts.

Once the final approval is obtained only institutional customers can trade through the RMO, it can clear through a third-party licensed clearing organization or await the ACH license to be granted, which is intended course of action. Abaxx Exchange will only be able to operate within Singapore where it is licensed. Abaxx Exchange will not be licensed to trade outside of Singapore and would require a license or an exemption to operate in the foreign jurisdiction. The RMO earns trading fees from the market participants and ACH earns transaction support fees by providing clearing services.

Upon final approval is obtained for the RMO and ACH licenses, the Company will disclose further information about the applicable regulations as well as any applicable terms of the licenses.

Regulatory Framework in Canada

Abaxx Exchange and Abaxx Clearing have no intention or future plan to undertake operations in Canada. Abaxx Exchange and Abaxx Clearing will not allow Canadian participants direct access to its platforms to be operated in Singapore through Abaxx Exchange or Abaxx Clearing. In the event that Abaxx Exchange or Abaxx Clearing determine to undertake operations in Canada or undertake operations that otherwise require regulation in Canada, these businesses would have to comply with the regulatory framework in Canada. Specifically, Abaxx Exchange may need to obtain recognition or registration as an exchange, marketplace and/or dealer, or an exemption from these requirements, before it may commence trading futures contracts for commodities, securities, and other types of securities or products with institutional investors in Canada. Abaxx Clearing may also be required to obtain recognition or exemption from the applicable clearing agency requirements before becoming operational. Obtaining such registrations or exemptions for Abaxx Exchange or Abaxx Clearing would require compliance with the requirements for each province in which it seeks to conduct business and is not assured.

Regulatory Framework in Other Jurisdictions

Abaxx Exchange is currently evaluating access requirements and preparing requisite filings in secondary jurisdictions including Switzerland, UK and US. In the event that Abaxx Exchange determines it advantageous to undertake operations or undertake operations that otherwise require regulation in these jurisdictions, the Abaxx Exchange would have to comply with the local regulatory framework. Specifically, Abaxx Exchange may need to obtain recognition or registration as an exchange, marketplace and/or dealer, or an exemption from these requirements, before it may commence trading futures contracts for commodities, securities, and other types of securities or products with institutional investors in secondary jurisdictions. Abaxx Clearing may also be required to obtain recognition or exemption from the applicable clearing agency requirements before becoming operational. Obtaining such registrations or exemptions for Abaxx Exchange or Abaxx Clearing would require compliance with the requirements for each jurisdiction in which it seeks to conduct business, and this is not assured.

Abaxx Tech Business

The Abaxx vision for Global Commodity Market Trading Infrastructure 3.0, which Abaxx describes as the “Commoditization of Trust®”, is a software architecture which is natively comprised of emerging software technologies including deep learning and natural language processing (“DL/NPL”), self-sovereign digital identity (“ssdID”), encrypted content-addressing distributed file systems, smart contracting languages and protocols, and distributed ledger and decentralized datastore technology (DLT/DDS).

As a development stage business, Abaxx Tech has generated eleven (11) process and software user interface patent applications. Abaxx Tech has also engineered a foundational internet ssdID and messaging protocol called “ID++”, and developed alpha-stage software applications (e.g., Abaxx Console) using the Commoditization of Trust architecture in the fields of:

●	ssdID based verified-credential management, authentication, and identity and access management (IDAM);

●	end-to-end encrypted and compliant financial messaging and video chat with enhanced deep learning and natural language processing applications;

●	multi-cloud financial-data storage using encrypted content-addressing distributed file systems;

●	ssdID-enabled electronic document and smart contract signing; and

●	digital-contract custody and other financial workflow management applications.

Abaxx Tech is also developing new proprietary software and middleware related to Abaxx Exchange and Abaxx Clearing please refer to Future Milestones and Products section.

Abaxx Tech intends to commercialize its software technology suite and the Software and IP Portfolio through business to business (“B2B”) strategic partnerships where emerging technologies can be applied to specific markets heavily reliant on transactional transparency and transaction execution velocity.

Revenue Model

The Company intends to generate revenue based on operations undertaken by Abaxx Tech in the following manner:

●	sales revenue for Abaxx Tech from sales of per-user software application licenses to the global commodity trading sector under software as a service user licensing;

●	royalty revenue for Abaxx Tech from the ACX Royalty and the ACX MLA Royalty discussed below based on (i) user revenues earned by the exchange and clearing house businesses, and (ii) licensing revenue earned by the exchange and clearinghouse businesses upon sub-licensing the software platform and tools to other third-party exchanges;

●	royalty revenue for Abaxx Tech from the Base Carbon Royalty discussed below; and

●	fee revenue for the subsidiary exchange and clearing house businesses based on industry standard rates consisting of flat fees per commodity (LNG) contract traded.

The Company’s current material royalty agreements consist of the ACX Royalty and the ACX MLA Royalty, pursuant to which Abaxx Tech will receive royalties based on the revenue generated by ACX and the Base Carbon, as described in the table below:

Royalty	Date	Grantor	Grantee	Terms
ACX Royalty	Feb 1, 2019 (as amended on Dec 14, 2020)	Abaxx Singapore Pte. Ltd. (ACX)	Abaxx Tech	3% of gross revenue of Abaxx Singapore Pte. Ltd. for an indefinite term.
ACX MLA Royalty	May 15, 2019	Abaxx Singapore Pte. Ltd. (ACX)	Abaxx Tech	Royalty on revenues that Abaxx Singapore Pte. Ltd. earns from software sub-licensing equal to 20% of gross revenues up to US$2,000,000, 10% of gross revenues in excess of US$2,000,000 and up to US$5,000,000 and 5% of gross revenues in excess of US$5,000,000.
Base Carbon Royalty	September 07, 2021	Base Carbon	Abaxx Tech	2.5% of gross revenue of Base Carbon for an indefinite term. Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 to Abaxx Tech.

The ACX Royalty provides that ACX would pay a 2% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and the Company has the right to increase the royalty to three percent (3%) of gross revenues upon the payment of US$10,000,000 to ACX within five years from the date thereof.

The ACX MLA Royalty provides ACX an exclusive right and license to market and sub-license exchange and clearing related software developed by the Company to third parties within a specific territory in return for a royalty to the Company. In addition to receiving the licensed software, ACX also receives the right to receive support services from the Company.

The Base Carbon Royalty provides that Base Carbon would pay a 2.5% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 to Abaxx Tech.

See “Material Contracts” in this AIF for details related to the ACX Royalty, ACX MLA Royalty and Base Carbon Royalty.

Software and IP Portfolio

The Company, through Abaxx Tech, has built a robust intellectual property base and intends to protect and commercialize new innovations through licensing agreements. Abaxx’s technology and intellectual property is wholly-owned in 11 patent families providing or seeking protection in strategically important countries. Abaxx Tech has 10 pending applications as of December 31, 2022. The following table provides the particulars of the patent applications under the Software and IP Portfolio.

Country	Application Number	Title	Filing Date	Publication Number	Publication Date
World Intellectual Property Organization	PCT/US2019/045158	Computer Method and Apparatus for Administering a Commodity Material Transaction via a Distributed Ledger	August 5, 2019	WO 2020/0288911	February 6, 2020
United States	16/692,211	Automated Settlement of a Provision Payment for a Commodity Using a Distributed Ledger	November 22, 2019	US 2020/0193540	June 18, 2020
United States	16/684,522	System and Method of Authenticating Conformity to Specification Using a Distributed Ledger	November 14, 2019	US 2020/0193449	June 18, 2020
World Intellectual Property Organization	PCT/US2019/061863	System and Method of Authenticating Conformity to Specification Using a Distributed Ledger	November 15, 2019	WO 2020/102760	May 22, 2020
United States	16/703,726	System and Computer Method for Trading a Commodity with Carry Costs	December 4, 2019	US 2020/0184558	June 11, 2020
United States	16/706,586	Method and GUI for Seller Determination of Delivery Location in a Commodity Trade	December 6, 2019	US 2020/0184546	June 11, 2020
United States	16/706,457	Method and GUI for Creating Fungibility in a Commodity Backed Exchange Trade Security	December 6, 2019	US 2020/0202434	June 25, 2020
United States	16/708,398	Method and GUI for Settlement of Commodity Contracts Denominated in Commodity Contract Tokens (Granted - 2022)	December 9, 2019	US 2020/0184560	June 11, 2020
United States	16/708,264	Method and GUI for Creating Optionality in a Commodity Contract Settlement Price (Granted - 2022)	December 9, 2019	US 2020/0184559	June 11, 2020

United States	16/708,405	Computer Method and GUI for Displaying a Reflexive Index Price from the Settlement of Commodity Contracts	December 9, 2019	US 2020/0219089	July 9, 2020
World Intellectual Property Organization	PCT/US2019/045170	Method and Apparatus for Tokenization of a Natural Resource	August 5, 2019	WO 2020/028917	February 6, 2020
United States	16/708,377	Computer Method for Real Estate Futures Trading Using a Distributed Ledger and GUI	December 9, 2019	US 2020/018456	June 11, 2020

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skill and knowledge. Such skills and knowledge include software engineering, marketing, finance, accounting and regulatory compliance in Canada and Singapore. The Company meets its needs for such specialized skills and knowledge through the expertise of its directors, officers, and employees. To the extent that additional specialized skills and knowledge are required, the Company retains outside consultants.

Competitive Conditions

The financial technology industry is highly competitive. The Company expects it will face increased competition and new entrants into the exchange, clearing house and software business but currently has a first mover advantage. See “Risk Factors – Competition” and “Business of the Company – Abaxx Exchange Marketing Strategy”.

Operations

Employees and Consultants

As of the date of this AIF, the Company has 60 employees and consultants, of which 4 are based in Canada, 19 are based in Singapore, 24 are based in the U.S. and 13 are based elsewhere. In addition, the Company retains individuals on a temporary contract basis, including software engineers and marketing specialists with the appropriate skills and background as required for particular projects under development or in production. Consultants may also be engaged on a long-term basis with the Company materials. The Company believes its relationship with its employees is excellent. None of the employees are represented by a union or are subject to a collective bargaining agreement.

Facilities

As at the date of this AIF, the Company leases office facilities in Singapore. The Company believes that its facilities are adequate for current needs.

Cycles

The natural gas market is subject to seasonal cyclical fluctuations. The marketability of natural gas is also affected by worldwide economic cycles. As market fluctuations affect the price of natural gas the business of ACX may be affected by the cyclical nature of natural gas. As well, the ability of the Company and its subsidiaries to continue development of its business, software and technology may be affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

The Company is not substantially dependent on any individual contract but is highly dependent on final approvals from MAS for Abaxx Exchange and Abaxx Clearing to operate as an RMO and ACH, respectively.

Future Milestones and Products

The Company’s future work products and related milestones can be broadly classified as falling into one of two general categories:

●	ACX Milestones: Milestones pertaining to the minimum requirements for the launch of the exchange and clearinghouse businesses, as well as additional developments as described below predominantly conducted through Abaxx Exchange and Abaxx Clearing, subsidiaries of the Company, with the addition of third-party software vendors.

●	Console SaaS Milestones: The Company’s SaaS products are ancillary software services for exchange products. These SaaS milestones largely pertain to how the Issuer will look to market the SaaS business outside of the Abaxx Exchange itself. This portion of the business is predominantly conducted through Abaxx Tech.

Recent marketplace changes in the trading of commodity futures including elevated volatility and risk tolerance have changed the demands of FCMs affecting some of the key issues that Abaxx Exchange and Abaxx Clearing has been built to address. These changes revolve around the following:

●	Risk Management: more efficient risk platform that deleverages collateral

●	Margining: ability to cross collateralize assets

●	Settlement: significantly reducing settlement times and the movement of collateral

The Company has updated its architecture and systems to focus on a technical software stack that is more modular, interoperable, scalable and efficient. The Company has made significant additions to its current software suite to accommodate recent market demands perceived by the Company that ensure competitive position prior to being operational across Abaxx Exchange and Abaxx Clearing. This updated architecture will allow the Company to introduce future upgrades with minimal disruption and introduce new features, instruments and participants in a shorter amount of time. These additions include proprietary modules around new instrument creation, physical delivery, and risk management.

The Company’s anticipated development expenditures have been organized into two main milestone categories (ACX Milestones and Console Suite Milestones) as set out below for the current fiscal period; these are approximate estimates of the time and costs to complete the milestones and not specific dates or dollar amounts for their attainment and only a guideline as to their completion. The Company will provide updated information via its continuous disclosure mandate, regulatory disclosure, and commercial partners. As of the date hereof, the Company expects to allocate approximately $8.0 - $9.5 million in total: (i) 80% - 85% to ACX Milestones, (ii) 15%-20% to Console Suite Milestones.

ACX Milestones

The Company has made significant progress in developing its intended product suite at launch, including LNG and Carbon offerings. Efforts thus far have included completing industry consultations, contract drafting, design, multiple rounds of industry workshops, and submitting contracts to MAS for regulatory review and approval.

Regarding operational readiness, the Company has secured key resources and continues ramping up hiring across all functions, including risk management, operations, compliance, commercial products, technology, and corporate operations, to ensure alignment with the expected operating schedule. As a result, at the time of the Singapore launch of Abaxx Exchange and Abaxx Clearing, the anticipated headcount will double the number of “Full-Time Equivalents” as compared to the year-end December 2022.

System development, which includes the matching engine, middleware, market surveillance, clearing systems, and order management, is on track to complete development, testing, and integration within the first half of 2023 for internal and client-related software.

With respect to risk management milestones, the Company rounded out capacity by appointing a new Chief Risk Officer in anticipation of the launch. As a result, we expect all critical path elements of enterprise risk management, financial risk management, and technology risk management to be completed within the first half of 2023.

Regarding regulatory approval, the Company has actively engaged with MAS working towards applying for full Approved Clearing House (ACH) and Recognized Market Operator (RMO) licenses once all aspects are ready. Estimated timelines have been discussed with MAS and the Company will provide updates as required.

In regard to commercial onboarding, the Company has initiated the onboarding process for multiple clearing members at various stages of progress in anticipation of the platform’s launch.

Console Suite Milestones

In addition to the Company’s core exchange systems, Abaxx Tech’s suite of workflow products aims to reduce transaction costs in digital interactions, enhancing user experience and streamlining processes. This suite consists of Abaxx Verifier, Abaxx Messenger, Abaxx Sign, and Abaxx Drive. Currently, Abaxx Verifier is in the testing phase as part of the ACX systems preparation. Abaxx Messenger, Sign, and Drive applications will be deployed in a post- launch phase in ACX. However, all three applications are progressing through development and testing, ensuring their functionality and reliability before integrating into the ACX ecosystem.

Reorganizations

Base Carbon Corp.

Base (for the Benefit of Air, Sea, Earth) Carbon Inc. (Base Carbon) is a globally diversified asset development firm in the business of sourcing, financing, developing and trading carbon credits. The firm’s mandate is to be the preferred carbon project partner for financing, streaming, technology and access to markets. Base Carbon is an early-stage business with revenue streams that are still being developed as the business was recently launched. Base Carbon founders have decades of experience in portfolio management, financial structuring, technology development, capital markets, environmental and carbon markets.

On February 25, 2022 Base Carbon announced it had completed a reverse takeover transaction (the “Base Carbon RTO”) with 1287411 B.C. Ltd. and its common shares were listed on the NEO on March 3, 2022. In connection with the Base Carbon RTO, the Company completed a reorganization of its capital whereby the Company purchased 24,431,457 Base Carbon common shares from Abaxx Tech on February 17, 2022. On March 3, 2022 the Company distributed 5,091,827 common shares of Base Carbon to its Shareholders as a return of capital and concomitant reduction of stated capital. As of the date of this AIF, the Company holds 19,339,630 common shares of Base Carbon.

The Company reports its investment in Base Carbon under the equity method of accounting, due to the Company’s significant influence as a result of sharing two members of the board of directors.

Other Licensing Partners & Portfolio Investments

Air Carbon Pte. Ltd.

On February 11, 2021, the Company through its wholly owned subsidiary Abaxx Tech acquired an equity voting stake in AirCarbon Pte. Ltd. (“AirCarbon”), and currently holds approximately 2.4% of the outstanding shares in AirCarbon. AirCarbon is an early-stage business with revenue streams that are still being developed as the platform was recently launched. AirCarbon has created a digital exchange focused on carbon credit trading and fractionalization of carbon interests. AirCarbon’s technology may supplement the Company in its initial research and development of carbon neutral and carbon offset trading of LNG and other commodities.

On September 2, 2022, the Company disposed of 575,585 preference shares for net proceeds of $731,372 (US$561,083). The carrying value on the date of disposal of the preference shares disposed of was $625,748 and the Company realized a gain of $105,624.

The Company will report its investment in AirCarbon at fair value with changes in fair value recorded through the Company’s statements of operations. The Company does not have significant influence over AirCarbon and holds less than 20% of the issued shares.

Pasig & Hudson, Limited

Pasig & Hudson Private, Limited (“P&H”) is a Singapore private company that provides consulting, advisory, and development services in blockchain and other non-traditional banking solutions. P&H operates as a digital business incubator and provides business consulting and proprietary product development services to clients ranging from entrepreneurs, small businesses to large enterprises. P&H organizes its global resources to create small teams that leverages market analysis and innovation to create market viable product for its clients, enhance product development process and guide its clients through branding and market strategies. P&H has offices in Singapore, Manila, Tampa, New York and Phoenix.

P&H was founded in 2015, and it has been a revenue generating entity for the last three years and is projected to continue to grow its business.

In March 2018, the Company purchased 2,699,410 common stock of P&H which represented 18% of the outstanding common stock, for total consideration of US$600,000 in cash and 1,250,000 of common shares of the Company at a fair value of $500,000. In addition, P&H contributed 50% of the work capacity of 2 senior executives for 12 months to April 2019. The fair value of the work capacity was estimated at US$410,000. As a result, at the time of recognition the fair value of the investment was recorded at $863,185.

The Company reports the interest in P&H at fair value with changes in fair value recorded through the Company’s statements of operations and comprehensive loss. The Company does not have significant influence over P&H, as it does not have representation on the board of directors, and it holds less than 20% of the issued shares.

For the year ended December 31, 2022, the Company engaged a third-party professional valuation firm to undertake a valuation. The Company was able to obtain financial statements such as forecasts and other input from P&H’s management and these were incorporated into the valuation process by the third-party valuator and audited by the Company’s auditors. The Company reports the interest in P&H at fair value with changes in fair value recorded through the Company’s statements of operations and comprehensive loss. As at December 31, 2022, the fair value of the Company’s investment in P&H was estimated at $1,967,894, (December 31, 2021, $2,026,066). A fair value change of $58,172 loss was recognized in the carrying amount of investment in P&H during the year ended December 31, 2022 (December 31, 2021, $58,787).

Smart Crowd

Smart Crowd Holding Limited (“Smart Crowd”) is a financially regulated digital platform that enables users to invest in real estate though crowdfunding. Smart Crowd has been in existence for four years and operational for the last three years. Smart Crowd started to generate revenue in 2018 and has grown its assets under management year. The Company hired a third-party professional valuation firm to undertake a valuation as of December 31, 2022. The Company was able to obtain financial information and input from Smart Crowd’s management these inputs into the valuation process by the third-party valuator and audited by KPMG LLP. The convertible note receivable is measured at fair value through profit or loss. As at December 31, 2022, the convertible note receivable was valued at $594,700 (December 31, 2021, $639,978). There was a $45,278 write down in the fair value recognized during the year ended December 31, 2022 (December 31, 2021, $160,998 write down). The convertible note has not been repaid or converted into shares as of December 31, 2022.

In September 2018, the Company agreed to acquire an unsecured convertible debenture of Smart Crowd in the amount of US$140,000 ($181,888) which was revalued to $639,978 as of December 31, 2021.

The note matures on the earlier of i) the liquidity event, ii) or the optional conversion date of December 31, 2022. The liquidity event is defined as any of the following events:

(a)	Smart Crowd entering into a binding agreement with an arm’s length third party to acquire beneficial ownership of 50% or more of the voting shares of Smart Crowd;

(b)	Smart Crowd entering into a binding agreement to dispose of assets comprising more than half the value of the assets;

(c)	Smart Crowd resolving to amalgamate with any other company, in a transaction that is in substance the same as those described above; and

(d)	Smart Crowd entering into a listing agreement with a recognized stock exchange.

PrivacyCode Inc.

On October 22, 2021, the Company through its wholly owned subsidiary Abaxx Tech purchased rights to certain preferred shares from an arm’s length party, PrivacyCode Inc (“PrivacyCode”) in the amount of USD $500,000 ($622,400).

The convertible rights mature on the earlier of a “liquidity event” or if there is an equity financing the note will automatically convert to preferred shares. The “liquidity event” is defined as change of control, a direct listing, or an initial public offering.

The convertible rights receivable is measured at fair value through profit or loss. As at December 31, 2022, the convertible note receivable was valued at $633,940. The note has not been repaid or converted into shares as of December 31, 2022.

Operations in an Emerging Market Jurisdiction

Guidance from Canadian securities regulators provides that issuers operating in markets deemed “emerging markets” include additional disclosure with respect to operations in such markets. The Company has material operating subsidiaries located in Singapore. Although Singapore is considered to be a relatively stable jurisdiction for business, it is possible that operating in Singapore may expose the Company to a certain degree of political, economic and other risks and uncertainties. For these reasons, the following disclosure is in included in contemplation of the guidance in Staff Notice 51-720 - Issuer Guide for Companies Operating in Emerging Markets of the Ontario Securities Commission.

The establishment and development of Abaxx Exchange and Abaxx Clearing in Singapore adds an additional regulatory framework to which the Company operates and is supplementary to the existing regulatory framework existing in Canada. The Company’s operations are regulated at a significantly higher level than non-market regulatory businesses and this creates potential risk in the form of significantly higher costs associated with compliance and operations as well as standards or requirements that other businesses do not have to meet.

The dual regulatory framework that the Company will have to operate under when operations in Singapore are active, creates layers of structure that are governed by local regulatory environments that differ and will create additional risks and costs to monitor for the management of the Company. Each jurisdiction will require greater internal controls and adherence to a regulatory framework that creates challenges in relation to decisions making, communication, and compliance. The Company has enlisted internal risk managers and policies as well as experienced management to help facilitate adherence to regulatory requirements in order to meet this challenge.

The Company and its subsidiaries also employ numerous senior members of staff such as directors, officers and employees that have significant experience in Singaporean markets. These include:

●	Thomas McMahon, a director on the Board of the Company, who has been operating in Singaporean exchange markets since April 2009 (12 years of experience).

●	Mason Wallick, a portfolio manager has been operating in Singaporean exchange markets since May 2007 (14 years of experience).

●	Nancy Seah, a managing director of Abaxx Exchange has been operating in Singaporean exchange markets since May 1995 (26 years of experience).

●	Prashant Bhatnagar, head of Operations at Abaxx Exchange, has been operating in Singaporean exchange markets since August 2006 (15 years of experience).

●	Tock Siong Tan, chief compliance officer at Abaxx Exchange, has been operating in Singaporean markets since July 2010 (11 years of experience).

Language and Cultural Differences

The government of Singapore recognizes four official languages, being English, Malay, Mandarin and Tamil.

The Company’s executive officers and all members of the Board are fluent in English and, in each case, English is their primarily language. In addition, the Company operates in English and all Board materials are prepared in English. The Company works with advisors capable of professionally conversing in English.

The financial records of the Company and its subsidiaries existing under the laws of Singapore are maintained in English. The Company does not believe that any material language or cultural barriers exist.

Should a translation from a jurisdiction’s official language to English be required, the Company intends to engage a professional translator to execute the required translation. In particular, the Company can rely on translators, bilingual local lawyers and/or bilingual local auditors.

The Company’s executive officers and members of the Board are familiar with local management and take a strong interest in the direction and operational aspects of ongoing managerial decisions. The Company engages with all subsidiaries and staff on a global basis as a team and interacts through cross company telecommunications and internal media to update and communicate corporate advancement with great frequency.

Risk Management and Disclosure

The Company has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Company and its subsidiaries, which are overseen by the Board and implemented by senior management of the Company. Executive management and the Board prepare and review the financial reporting of its subsidiaries as part of preparing its consolidated financial reporting, and the Company’s independent auditors review the consolidated financial statements under the oversight of the Company’s Audit Committee. As required under NI 52-110, the Company’s Audit Committee has the authority to engage independent counsel and other advisors as it deems necessary, to set the compensation for any such advisors, and to communicate directly with internal and external auditors. For additional details related to the Audit Committee and its role of oversight of the external auditor, see the heading “Audit Committee Information” in this AIF.

The board of ACX and its Chief Risk Officer are responsible for maintaining good corporate governance practices and risk controls. Board members and management of the Company regularly discuss business operations and risk management practices with directors and management of ACX. The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from a Board member located in Singapore.

Internal Controls

The Company prepares its consolidated financial statements on a quarterly and annual basis, using IFRS. The Company implements internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable, the quarterly and annual financial statements are being prepared in accordance with IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.

The Company’s operations and adherence to risk management in Singapore is regulated and actively monitored. The Company when operational in Singapore will have daily and monthly risk adherence standards to meet and communicate to the regulator. The Company provides internal monitoring through management and deploys corporate risk officers in Singapore to facilitate this ongoing requirement. Risk officers in Singapore, in addition to internal compliance standards, are both pre-approved and their activities monitored by the regulatory authority.

Related Parties

The Company is subject to Canadian securities laws and accounting rules with respect to approval and disclosure of related party transactions and has policies in place which it follows to mitigate risk associated with potential related party transactions. The Company may transact with related parties from time to time, in which case such related party transaction may require disclosure in its consolidated financial statements and in accordance with relevant securities laws.

Local Counsel and Advice

The Company has retained legal counsel in various international jurisdictions in which it operates regarding various corporate and regulatory legal issues, including the Company’s right to conduct business in Singapore and other applicable jurisdictions, and has relied on advice from that counsel with respect to such matters.

The Company ensures that any such counsel or provider retained has their credentials vetted, referenced, with considerable diligence and adherence to local licenses, professional associations, and regulators.

Risk Factors

AN INVESTMENT IN THE COMMON SHARES OF THE COMPANY IS SPECULATIVE IN NATURE AND INVOLVES A HIGH DEGREE OF RISK. Due to the nature of the Company’s business and its present stage of development, prospective investors in the Company’s securities should carefully consider the specific and general risks described below and elsewhere in this AIF. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

Nature of Business

The Company is a software technology company focused on developing exchange and marketplace infrastructure including trading and clearing software, financial messaging and data services, digital identity and access management, and with a majority-owned subsidiary engaged in the development of a regulated commodity futures exchange and clearing house. Each of these activities involve a high degree of risk. The long-term profitability of the Company’s operations will be directly related to success of the Company’s ability to license its software and IP portfolio, and/or commercialize ACX to which may be affected by a number of factors outside the Company’s control.

Limited Operating History and Financial Resources

The Company has a limited history of operations and is in an early stage of development. As such, the Company will be subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations. There can be no assurance that the Company will be able to achieve its stated business objectives, or that any of their activities will generate positive cash flow. The Company currently has negative cash flow from operating activities. Consequently, there can be no assurance that the Company will be able to operate profitably.

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. The Company incurs substantial expenses in the establishment and operation of its business. A significant portion of the Company’s financial resources have been and will continue to be, directed to the development of its business and related activities. If the Company does not have access to the required funds to continue the operation and development of its business and operational activities, and to the extent that it does not generate cash flow and income, the Company’s long-term viability may be materially and adversely affected.

Dividends

On March 3, 2022 the Company distributed 5,091,827 Base Carbon common shares to Shareholders as a return of capital. Any decision to distribute additional Base Carbon common shares or pay cash dividends on Common Shares will be made by its board of director and will depend on our earnings, if any, our financial condition and such other factors as our directors consider appropriate.

Reporting Issuer Risk

As a reporting issuer, the Company is subject to reporting requirements under applicable laws and the NEO policies. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and result of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

Limited Assets

The Company holds shares in multiple development stage companies which are at different stages of development and maturity, although all of these companies are early-stage businesses. Each of the businesses may be impacted by factors outside of their control or all of them could be impacted by fluctuations in access to capital markets.

The likelihood of success of the Company must be considered in light of the potential problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment and growth of any business. The Company will have limited financial resources and there is no assurance that additional funding will be available to the Company for further investments in the software and IP portfolio or ACX if required. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment. The ability of the Company to raise capital, satisfy its obligations and provide a return to its shareholders will be dependent upon the future performance of the Company’s ability to commercialize ACX and license its software and IP portfolio.

Limited Market for Securities

The Common Shares are listed on the NEO; however, there can be no assurance that an active and liquid market for the Common Shares will be maintained.

Risks related to insurance of Abaxx’s operations

The Company intends to insure its operations. However, given the nature of its business and the business of its subsidiaries, such insurance may not be available, uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company. While the Company believes its operations have or will have adequate insurance, such insurance will be subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Volatility in commodity prices and market risk

Russia’s recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, including natural gas, and global economies more broadly. The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this AIF.

Additional Financing Requirements

The Company may require additional financing to obtain MAS approval for Abaxx Clearing to be recognized as an ACH and may require additional financing to commercialize ACX and to license its software and IP portfolio. If such a need arises, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of commercialization of ACX or development of the Company’s software and IP portfolio. Further, revenues, financings and profits, if any, will depend upon various factors, including the successful creation, adoption and utilization of technologies developed by the Company and its subsidiaries, which will largely depend on the Company’s ability to provide a compelling value proposition to potential customers. Any additional equity financing may cause dilution to shareholders and may result in a change of control.

Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms the Company may be unable to develop or enhance its business, take advantage of future opportunity or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Exposure and Sensitivity to Macro-Economic Conditions

Given the nature of the proposed commercialization and licensing activities, the results of operations and financial condition of the Company will be dependent, in part, upon general macro-economic conditions. Various factors affecting a sector could have a negative impact on the Company’s commercialization and licensing efforts and thereby have an adverse effect on its business.

Macro factors such as fluctuations in commodity prices and global political and economic conditions could also negatively affect the Company’s performance. The Company may be adversely affected by the ability of its subsidiaries to continue to raise capital. Moreover, company-specific risks could have an adverse effect on one or more of the investments that may constitute the Company’s portfolio at any point in time. Company specific and industry specific risks that may materially adversely affect the Company’s ability to commercialize ACX and its software and IP portfolio may have a materially adverse impact on its operating results. Factors affecting macro- economic conditions are and will be beyond the Company’s control.

Risks related to regulation by governmental authorities

The activities of the Company may be subject to regulation by governmental authorities wherever its business is conducted. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals could have a material adverse effect on the business, results of operations and financial condition of the Company.

The business of the Company is subject to rapid regulatory changes. Failure to stay current with such changes may adversely affect the business of the Company. Failure to follow regulatory requirements will have a detrimental impact on the business. Timing and nature of changes in legislation cannot be predicted and could irreparably harm the business.

Operations in Foreign Jurisdictions

The Company’s investments and interests may be exposed to various degree of political, economic and other risks and uncertainties in a foreign jurisdiction. In particular, the Company’s business objectives may be affected by the local and governing political and economic developments including and not limited to: expropriation of property including intellectual property rights, invalidation of government orders, permits or agreements to operate, political unrest, labour disputes, limitations on repatriation of earnings, limitation on foreign ownership, inability to obtain or delays in obtaining necessary approvals, licenses, permits, or authorizations, government participation, royalties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies.

The Company’s investments may also be adversely affected by the laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with a business interest of the Company in an international jurisdiction, the Company may be subject to the exclusive jurisdiction of foreign courts and may not be successful in subjecting foreign persons to the jurisdiction of courts of Canada or enforcing Canadian judgments in other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, regulated exchange activities in international jurisdictions involving the Company or a subsidiary could be substantially affected by factors beyond the Company’s control, and which could have a material adverse effect on the Company.

ACX, a subsidiary of the Company, is still under development and seeking final regulatory approvals; it is preparing to onboard customers and futures commission merchants and does not currently generate revenue. While approvals in principal have been received, commencing operations of Abaxx Exchange and Abaxx Clearing is dependent upon receiving final approval from MAS to operate as a recognized market operator and approved clearing house. The regulatory process in Singapore may encounter delays given the profile of Abaxx as a new tech-focused applicant that is not affiliated with any operating exchange group.

Operations in Foreign Jurisdictions – Singapore Operations

A large portion of the Company’s operations take place in Singapore. The Singaporean legal system is based on the English common law, and the Singaporean economy is widely considered a highly developed free market economy. However, the Singapore market is influenced to a high degree by economic and market conditions in other countries, particularly emerging market countries in Asia. Adverse developments in the economies of countries that are important export markets for Singapore, such as surrounding Asian economies, or in emerging market economies elsewhere, could result in a loss of confidence in the Singaporean economy. Any future deterioration of the Singaporean economy could adversely affect the Company’s business, revenues, and financial condition.

As the Singaporean economy evolves, its legal and regulatory environment may change. These changes may include: changes to compensation and other social programs; political uncertainty in Singapore; and export, import and foreign currency restrictions and tariffs. These changes can affect the Singaporean economy and we cannot be certain that any such changes would not adversely or disproportionately affect our business, results of operations and financial condition.

COVID-19 Global Pandemic

Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have cause material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a material adverse impact on the Company’s result of operations, financial condition and the market and trading price of the Company’s securities.

While the outbreak of COVID-19 has not caused material disruptions to the Company’s business as of the date of this AIF, it may yet cause disruptions to the Company’s business and operations plans. Such disruptions may result from (i) restrictions that governments and communities impose to address the COVID-19 global pandemic; (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (iii) shortages of employees and/or unavailability of contractors and subcontractors; (iv) interruption of supplies from third-parties upon which the Company relies; and/or (v) inability to raise capital due to the economic uncertainty caused by COVID-19. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on the Company’s business, financial condition and results of operations, which could be rapid and unexpected. These disruptions may severely impact the Company’s ability to carry out its business plans.

While the Company maintains a close nexus between Singaporean and Canadian operations by having daily videoconference calls and having Singapore-resident directors, officers, and staff, there is no guarantee that COVID- 19 and the associated developments will not create circumstances which make communication or management of the Company’s operations difficult, and adversely affect the Company’s ability to effectively carry out its business plans.

Protection of Abaxx Tech Software and IP Portfolio

The future success of the Company’s business depends upon the intellectual property rights acquired through research and development and acquisitions of intellectual property. Although the Company will seek to protect its proprietary rights through, for example, trademark registrations and patent applications, its actions may be inadequate to protect any proprietary rights or to prevent others from claiming violations of their proprietary rights. There can be no assurance that other companies are not investing or developing other technologies that are similar or identical to the technologies that may be developed by the Company. In addition, effective intellectual property protection may be unenforceable or limited in certain countries, and the global nature of the internet makes it impossible to control the ultimate designation of intellectual property held by the Company. If the protection of proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of the Company’s software and IP portfolio may be diminished. Any of these events could have an adverse effect on the Company’s business and financial results.

If third party patents or patent applications contain claims infringed by the software and IP portfolio and these claims are valid, the Company may be unable to obtain licenses to these patents at a reasonable cost, if at all, and may also be unable to develop or obtain alternative technology. If such licenses cannot be obtained at a reasonable cost, the business could be significantly impacted. Further, the enforceability of the patents owned by the Company may be challenged and the Company’s patents could be partially or wholly invalidated following challenges by third parties.

The Company cannot assure Shareholders that its activities will not infringe on patents, trademarks or other intellectual property rights owned by others. If the Company is required to defend itself against intellectual property rights claims, it may spend a significant time and effort and incur significant litigation costs, regardless of whether such claims have merit. If the Company is found to have infringed on the patents, trademarks or other intellectual property rights of others, the Company may also be subject to substantial claims for damages or a requirement to cease the use of such disputed intellectual property, which could have an adverse effect on the Company’s revenue. Such litigation or claims and the consequences that could follow could distract management of the Company from the ordinary operation of its business and could increase costs of doing business, resulting a negative impact on the business, financial condition or results of the Company.

The Company’s software and IP portfolio also relies on trade secrets, which include information relating to the development and administration of its technology. The protective measures that the Company employs may not provide adequate protection for their trade secrets. This could erode the competitive advantage of the Company’s software and IP portfolio and materially harm the value of the business of the Company. The Company cannot be certain that others will not independently develop the same or similar technologies on their own or gain access to trade secrets or disclose such technology, or that the Company will be able to meaningfully protect its trade secrets and unpatented know-how and keep them secret.

Global Financing Conditions

Market events and conditions, including disruption in the Canadian, United States and international financial markets and other financial systems and the deterioration of Canadian, United States and global economic and financial market conditions, could, among other things, impact currency trading and impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its stated business objectives of commercializing ACX and licensing its software and IP portfolio. Current and future conditions in the domestic and global economies remain uncertain. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole. It is even more difficult to estimate growth or contraction in various parts, sectors and regions of the economy, including the market areas in which the Company intends to license its software and IP portfolio.

Moreover, access to financing continues to be negatively impacted by COVID-19. As such, the Company and its subsidiaries may be subject to counterparty risk and liquidity risk. The Company will be exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Company’s cash; (ii) through companies that have payables to the Company; and (iii) through the Company’s insurance providers. The Company will also be exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future, and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Acquisition Risk

If appropriate opportunities present themselves, the Company intends to invest in businesses, technologies, services or products that the Company believes will add value to its software and IP portfolio. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition. Any such future acquisitions of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing, which might not be available on terms favourable to the Company, or at all, and such financing, if available, might be dilutive.

Risks related to volatility of share price, dividends and fluctuation of operating results.

Market prices for the securities of technology companies have historically been highly volatile. Factors such as fluctuation of the Company’s operating results, announcements of technological innovations, patents or new commercial products by the Company or competitors, and other factors could have a significant effect on the share price or trading volumes for the Common Shares. Any decision to pay dividends is dependent on the financial condition of the Company and at the discretion of the Board.

As a result of any of these factors, the market price of Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Human Resource Risk

The probability of unfavorable events and threats, and realization occurrences as a result of decision making and the inability to access and deploy available human resources competitively. Anthropogenic related risk realization can lead to the loss of important competitive positioning, sustaining and conformity of the business mandate, confidential information, commercial losses, profit losses, and a decline in the Company’s goodwill. Anthropogenic risk is a pronounced risk for company’s that rely on technological expertise or skill set and the competitive challenges the Company faces in the marketplace to attract and continuously employ them. The Company’s adequate deployment of personnel risks will improve the personnel quality and, consequently, reduce the damage from human resource risk. This is in addition to the process risk associated with correctly employing specialized people at competitive compensation levels, to adequately perform their vocation, which is exacerbated in the highly regulated and technologically competitive environment that the Company may operate under.

Risks Associated with Carbon Markets

With the rapid development and continuous capacity expansion of carbon markets, financial trading instruments have evolved into a decisive factor of carbon market development, and carbon financial trading has risen as an important economic means to promote greenhouse gas (GHG) emission reduction. As a new market with a developing architecture, the carbon market has proven susceptible to corruption and other integrity risks. These risks are significant to the Company’s business prospects generally and could also attempt to undermine major elements of the global response to climate change. Carbon pricing is an important mechanism for providing companies with incentives to invest in carbon abatement. As price formation in carbon markets involves a complex interplay between policy targets, dynamic technology costs, and market rules, the Company may be negatively affected by errors in interpretation of pricing and developing products based upon this information. Carbon price volatility beyond a reasonable range and consequent series of financial risks dampen the normal operation of carbon financial markets. This can also undermine economic stability which may detrimentally affect the Company; carbon pricing, and trading. Associated products developed may also under-perform in the marketplace due to general market externalities or technological displacement, requiring additional actions which themselves affect market prices, viability and risk.

Competition

The Company may face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and more marketable intellectual property than the Company. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

Many of the Company’s competitors and potential competitors are larger and have greater name recognition, longer operating histories, larger marketing budgets and significantly greater resources than the Company does. With the introduction of new technologies and market entrants, the Company expects competition to continue to intensify in the future. If the Company fails to compete effectively, its business will be harmed. For these reasons, the Company may not be able to compete successfully against its current and future competitors.

Some of the Company’s current and potential competitors have significantly greater resources and better competitive positions in certain markets than the Company does. These factors may allow the Company’s competitors to respond more effectively than the Company to new or emerging technologies and changes in market requirements. The Company’s competitors may develop products, features, or services that are similar to the Company or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against the Company. As a result, the Company’s competitors may acquire and engage users at the expense of the growth or engagement of its user base, which may negatively affect the Company’s business and financial results. The Company believes that its ability to compete effectively depends upon many factors both within and beyond the Company’s control, including:

●	the usefulness, ease of use, performance, and reliability of the Company’s products and services compared to its competitors;

●	customer service and support efforts;

●	marketing and selling efforts;

●	the Company’s financial condition and results of operations;

●	changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on the Company;

●	acquisitions or consolidation within the Company’s industry, which may result in more formidable competitors;

●	the Company’s ability to attract, retain, and motivate talented employees and consultants;

●	the Company’s ability to cost-effectively manage and grow its operations; and

●	the Company’s reputation and brand strength relative to that of its competitors.

The financial technology sector and start-up software technology businesses, given the market potential and innovation, are highly competitive. The Company has invested in technologies that will compete with numerous, well- established companies and individuals, including competitors with greater financial, technical and other resources than the Company or its subsidiaries, in the development and commercialization of financial software technologies. The ability of the Company to successfully develop financial technology assets in the future will depend not only on its ability to market its current software and IP portfolio, but also on its ability develop new intellectual property. There is no assurance that the Company will continue to be able to develop intellectual property that competes successfully with the development and deployment of potentially profitable software technologies.

Growth Risk

As new software technologies including Self-Sovereign Identity (SSI), Machine Learning and Natural Language Processing (ML/NLP), and blockchain technologies become more widely available, the Company expects its software and IP portfolio to evolve. As a result, to stay current with the industry, the Company’s business model may need to evolve as well. From time to time, the Company may modify aspects of its business model. The Company cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. The Company may not be able to manage growth effectively, which could damage the Company’s reputation, limit the Company’s growth and negatively affect its operating results.

Risks related to conflicts of interest

Certain of the directors and officers of the Company are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

In addition, certain directors may, from time to time, have positions or interests with ACX. For instance, Joshua Crumb is CEO and Chairman of the Company and a shareholder and director of ACX. In accordance with the ABCA, directors who have a material interest in any Person who is a party to a material contract or proposed material contract with the Company are required, subject to certain exemptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Political Regulatory Risks

Any changes in government policy may result in changes to laws affecting ownership of assets, monetary policies, taxation, rates of exchange, labour relations, repatriation of income and return of capital. This may affect both the Company’s ability to develop intellectual property and assist in the commercialization of ACX. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of intellectual property, cannot be ruled out.

Currency Risk

The Company’s operations and revenue will be incurred primarily in US Dollars and Singapore Dollars, and its readily accessible market to raise future financing is in Canadian dollars. Depending on whether the Company operates profitably, currency fluctuations may affect future cash flow which the Company may realize. The Company may have financial risk exposure to varying degrees relating to the currency risk and volatility of each of the countries in which it operates. If income is generated in currency besides the US Dollar, Singapore Dollar or Canadian Dollar, there may be a material adverse effect on the Company’s revenue.

Contractual Risk

The Company is a party to various contracts essential to the execution of its stated business objectives of licensing intellectual property and commercializing ACX and it is always possible that the other contracting parties may not fully perform their obligations. Any dereliction of contractual duties could and may have a material adverse effect on the Company’s ability to generate revenue.

Profitability

There is no assurance that the Company will earn profits in the future, or that profitability will be sustained. There is no assurance that future revenues will be sufficient to generate the funds required to continue the Company’s operations, portfolio, and marketing activities. If the Company does not have sufficient capital to fund the development and maintenance of its Software and IP Portfolio or the commercialization of ACX, it may be required dispose of certain assets, reduce its marketing efforts or forego certain business development strategies, which could adversely affect an investment in the Company.

Risks related to value of securities

The value of the Common Shares may be reduced for a number of reasons, many of which are outside the control of the Company, including:

●	general economic and political conditions in Canada, Singapore, the United States and globally;

●	governmental regulation of digital commodity assets technology and exchange and marketplace industries;

●	failure to subdue the COVID-19 pandemic;

●	failure to achieve desired outcomes by the Company;

●	failure to obtain industry partner and other third-party consents and approvals, when required;

●	stock market volatility and market conditions;

●	competition for, among other things, capital, and skilled personnel;

●	the need to obtain required approvals from regulatory authorities;

●	revenue and operating results failing to meet expectations in any particular period;

●	investor perception of the financial technology sector and exchange and marketplace industries;

●	limited trading volume of the Common Shares;

●	announcements relating to the Company’s business or the businesses of the Company’s competitors; and

●	the Company’s ability or inability to raise additional funds.

Tax Amendment Risk

Legislation may be proposed, both in domestically and internationally, that could add a transaction tax or change the way market participants are taxed. If such proposals were to become law, they could have a negative impact on the securities industry and on the value of the Company.

In addition to proposed tax changes that could affect market participants, changes in tax laws, regulations or policies against corporations could result in the Company paying higher taxes, which would in turn reduce net income.

Litigation Risks

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. If the Company is unable to resolve these disputes favourably, it may have a material and adverse effect on the financial performance of the Company. Even if the Company is involved in litigation and wins, such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Litigation may also create a negative perception of the Company’s brand. Securities litigation as well as potential future proceedings could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable investments at an indeterminate time in the future. There can be no assurance that the Company will be successful in completing an equity or debt financing or in achieving profitability.

The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Economic environment and global economic risk

The Company’s operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and consequently, impact the Company’s sales and profitability.

Any economic slowdown and downturn of global capital markets could make the raising of capital by equity or debt financing more difficult. Access to financing has been negatively impacted by the ongoing global economic risks. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Common Shares on a stock exchange.

Market for Securities

There can be no assurance that an active trading market in the Common Shares will be sustained. The market price of the Common Shares could be subject to wide fluctuations. Factors such as government regulation, interest rates, share price movements of the Company’s peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the securities of the Company.

Third Party Risk

In order to grow its business, the Company anticipates that it will continue to depend on relationships with third parties, such as alliance partners, distributors, system integrators and developers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. The Company’s competitors may be more effective in providing incentives to third parties to favour their products or services, or to prevent or reduce subscriptions to the services offered by subsidiaries of the Company. In addition, acquisitions of the Company’s partners by its competitors could result in a decrease in the number of current and potential customers, as its partners may no longer facilitate the adoption of the Company’s technology by potential customers.

If the Company is unsuccessful in establishing or maintaining its relationships with third parties, its ability to compete in the marketplace or to grow its revenue could be impaired, and its operating results, and ultimately, the Company’s operating results, may suffer. Even if the Company is successful in retaining third party relationships, the Company cannot assure investors that these relationships will result in increased revenue or profitability for the Company. Furthermore, if the Company’s partners fail to perform as expected, the reputation of the Company and its subsidiaries may be harmed, and its business and operating results could be adversely affected, and ultimately, the Company may have to write-off certain assets.

Clearinghouse Risk Management – Operation Risk

ACX expects to operate a clearinghouse that will provide risk management, clearing and settlement services for the Company’s exchange. Through the operation of a clearinghouse, the Company will in the ordinary course of business routinely guarantee transactions that are risk-managed and cleared by ACX on behalf of its clearing members, which typically consist of financial counterparties such as banks, brokers and dealers, and other institutional companies.

Due to this, the Company’s business could be adversely impacted by the financial distress or failure of one or more of its clearing members, should it result in non-performance of their obligations to the clearinghouse and a scenario where the amount of collateral collected from them is insufficient to meet their obligations.

While the Company will strive to maintain a comprehensive risk framework to promote the integrity of the clearinghouse and its clearing members, and to mitigate the potential exposure in the event of a clearing member financial distress or failure, it may not succeed in detecting problems or preventing non-performance of obligations by a clearing member. Therefore, the Company cannot ensure that such measures will be sufficient to protect the integrity of the clearinghouse and its clearing members and prevent the Company’s business from being adversely impacted.

Clearinghouse Risk Management – Credit Risk

ACX maintains a comprehensive risk framework to support the financial integrity of the clearinghouse and to mitigate the potential exposure in the event a clearing member fails to meet their obligations to the clearinghouse. The Company has introduced membership criteria necessary to become a clearing member and maintains risk policies and procedures to monitor and adjust such requirements where it may be necessary. Clearing members are required to deposit collateral in an amount commensurate with the amount of risk exposure they present to the clearinghouse based on a risk methodology established by the clearinghouse. The clearinghouse also maintains a guaranty fund, comprised of risk-based capital contributions from the clearing members and the clearinghouse, which provides further protection against the potential exposure of a clearing member’s default.

In the scenario that a clearing member does not adhere or is at risk of not meeting any risk or capital requirements prescribed by the clearinghouse, they will be required to act immediately to increase their collateral on deposit, increase their capital and/or reduce their trading exposure to the clearinghouse. Such actions may have a significant impact on the amount of activity on the Company’s exchange business and thereby adversely impact the Company’s revenues.

Inadequacy of Risk Management Procedures – Administrative Expenses

In the normal course of ACX’s business, matters are discussed with regulators during regulatory examinations, in an effort to avoid being subject to their inquiry and scrutiny. MAS has broad enforcement powers, including the powers to censure, fine, issue cease-and-desist orders, prohibit ACX from operating as a recognized exchange, or suspend or revoke its designation as an approved exchange. ACX’s ability to comply with applicable laws and rules is largely dependent on the establishment and maintenance of compliance, review and reporting systems, as well as its ability to attract and retain qualified compliance and other risk management personnel. ACX faces the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of alleged non-compliance with applicable laws or regulations, ACX could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect the Company’s reputation, financial condition and operating results. In extreme cases, these outcomes could adversely affect ACX’s ability to operate, and ultimately, may adversely decrease the Company’s revenue or increase the Company’s costs.

ACX’s policies and procedures to identify, monitor, and manage its risks may not be fully effective. Some of ACX’s risk management methods depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by ACX. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, financial, legal, regulatory and strategic risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. The Company cannot assure investors that ACX’s policies and procedures will always be effective and successful in monitoring or evaluating the risks to which ACX may be exposed.

Malicious Actor Risk

There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Misconduct by employees of the Company or its subsidiaries and/or agents could include hiding unauthorized activities, improper or unauthorized activities on behalf of customers or improper use or unauthorized disclosure of confidential information. Misconduct could subject the Company or its subsidiaries to financial losses or regulatory sanctions and seriously harm its reputation. It is not always possible to deter misconduct, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. The employees and agents of the Company or its subsidiaries may commit errors that could subject it to financial claims for negligence, as well as regulatory actions, which may impact the value of the Company.

Third-party Software License Risk

ACX currently licenses software that provides the technological framework to its business objectives. The Company anticipates that ACX may continue to rely on such third-party software and development tools in the future. Although the Company believes that there are commercially reasonable alternatives to the third-party software that ACX currently licenses, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in technology licensed by the Company or services offered by ACX with new third-party software may require significant work and require substantial investment of the Company’s time and resources. Also, to the extent that the Company’s technology or ACX’s services depend upon the successful operation of third-party software in conjunction with its own software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of the Company’s technology or ACX’s services, delay new services introductions, result in a failure of the Company’s technology or ACX’s services, and injure the Company and ACX’s reputation which could adversely affect the value of the Company. The Company’s or its subsidiaries’ use of additional or alternative third-party software would require the entering into of additional license agreements with third parties, which may or may not be on favourable terms to the Company or ACX.

Competitive Risks for Abaxx Tech

The success of the Company’s and its subsidiaries’ business depends, in part, on the ability of their technology to create interactive electronic marketplaces that have the required functionality, performance, capacity, reliability and speed to attract and retain customers. The electronic trading platform and financial messaging marketplaces continues to be competitive, and accordingly, Abaxx Tech will be subject to risks, expenses and uncertainties that are typically encountered in a rapidly evolving market. Certain risks to Abaxx Tech include the failure or inability to:

●	provide reliable and cost-effective services to its customers;

●	develop, in a timely manner, the required functionality to support electronic trading in a manner that is competitive with the functionality supported by other electronic markets;

●	match fees of its competitors;

●	respond to technological developments or service offerings by its competitors; and

●	generate sufficient revenue to justify the substantial capital investment it has made and will continue to make to enhance its electronic trading platform.

If Abaxx Tech does not develop and enhance their electronic trading systems or are unable to develop electronic trading systems that incorporate other products and markets or if those electronic trading systems do not have the required functionality, performance, capacity, reliability, and speed desired by its customers, then either Abaxx Tech’s ability to successfully compete and its revenue and profits will be adversely affected.

To facilitate any interactive electronic marketplace utilizing the Company’s proprietary applications, Abaxx Tech may also have to rely on any potential client’s capacity to effectively support the Company’s technology. To the extent the customers of Abaxx Tech are not prepared and/or lack the resources or infrastructure, the success of Abaxx Tech may be compromised, which may have a material adverse effect on the Company’s revenues and performance.

System Failure Risk

ACX will be heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting their operations. The operation of interactive electronic trading marketplaces by ACX will require the receipt of all trade order information via electronic means, through either public or private communication networks. If ACX’s network, or its third-party providers, fail or operate slowly, one of the following may occur:

●	unanticipated disruptions in service to its customers;

●	slower response times;

●	delays in customers’ trade execution;

●	failed settlement of trades;

●	incomplete or inaccurate accounting, recording or processing of trades;

●	financial losses;

●	security breaches;

●	litigation or other customer claims;

●	loss of customers; and

●	regulatory sanctions.

The Company cannot guarantee that the customers of ACX will not experience system failures from power or telecommunication failure, acts of God, war or terrorism, human error, natural disasters, pandemics, fire, sabotage, hardware or software malfunctions or defects, computer viruses, acts of vandalism or similar occurrences. If the systems of ACX do not operate properly, are compromised or are disabled, including as a result of a system failure, employee or customer error or misuse of its systems, the financial performance of the Company could be materially affected.

The expansion or development of the business, including through acquisitions, increased product offerings or other strategic growth opportunities, may cause disruptions in the Company’s business, which may have an adverse effect on the Company’s business, operations or financial results.

The Company may seek to expand and develop its business, including through acquisitions, increased product offerings, or other strategic growth opportunities. In the ordinary course of business, the Company may review, analyze, and evaluate various potential transactions or other activities in which it may engage. Such transactions or activities could cause disruptions in, increase risk or otherwise negatively impact its business. Among other things, such transactions and activities may:

●	disrupt the Company’s business relationships with its customers, depending on the nature of or counterparty to such transactions and activities;

●	direct the time or attention of management away from other business operations;

●	fail to achieve revenue or margin targets, operational synergies or other benefits contemplated;

●	increase operational risk or volatility in the Company’s business; and/or

●	result in current or prospective employees experiencing uncertainty about their future roles with the Company, which might adversely affect the Company’s ability to retain or attract key managers or other employees.

Security Threats

The infrastructure of ACX, both physical and digital, may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, computer viruses, cyber-attacks, and other security breaches. An attack attempt or security breach could potentially result in interruption or cessation of certain of the ACX services to its customers, an inability to meet expected levels of service, or compromise the data transmitted over customers’ networks. The Company cannot guarantee that security measures will not be circumvented, resulting in customer network failures, data breaches or interruptions that could impact their customers’ network availability and have a material adverse effect on their business, financial condition, or operational results.

ACX (or any other subsidiaries of the Company that may operate a marketplace exchange) may be required to expend significant resources to protect against or recover from such threats. If an actual or perceived breach of security systems occur, the market perception of the effectiveness of their security measures could be harmed, and ACX (or any other subsidiaries of the Company that may operate a marketplace exchange) may lose customers in the event of such a breach. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by employees, contractors, or external actors operating from any number of geographical locations. Any such event could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to the reputation of ACX (or any other subsidiaries of the Company that may operate a marketplace exchange), lead to negative market perception, or costly response measures, which could adversely affect the value of the Company.

Limited Management Experience

Although the Company’s directors and executives have breadth and depth building these types of companies, the management teams of certain subsidiaries of the Company may have a limited history of past performance in managing marketplaces or software technology companies, and the past performances of management in other positions are no indication of their ability to successfully manage a start-up company. If the experience of management is inadequate or unsuitable to manage a subsidiary of the Company, operations may be adversely affected, which may negatively impact the value of the Company.

Reliance on Management and Key Personnel

The Company and its subsidiaries have small senior management groups, which are expected to be sufficient in the short-term given the contemplated level of business activity. The Company’s future growth and its ability to develop depends, to a significant extent, on its ability to attract, train, and retain highly qualified personnel. The Company and its subsidiaries will rely on a limited number of key employees, consultants and members of senior management. There is no assurance that the Company or its subsidiaries will be able to retain such key employees, consultants, and senior management. The loss of one or more of such key employees, consultants, or members of senior management, if not replaced, could have a material adverse effect on the Company’s business, financial condition and prospects, which may negatively impact the value of the Company.

To operate successfully and manage its potential future growth, the Company must attract, train, and retain highly qualified managerial, financial, and technological personnel. The Company is expected to face fierce competition in the exchange and marketplace technology industry. If the Company is unable to hire and retain additional qualified personnel to develop its business in the future, then its financial condition and operating results could be adversely affected, which may negatively impact the value of the Company’s investments.

The Company does not plan to maintain key-person insurance on the lives of any of their key personnel. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until those individuals are replaced.

Software Development Risk

ACX’s services rely on software developed and maintained by third-party software vendors. ACX also expects that it may incorporate software from third-party vendors and open-source software in its future services. ACX’s business may be disrupted if this software, or functional equivalents of this software, were either no longer available to ACX or no longer offered to it on commercially reasonable terms. In either instance, ACX would either be required to redesign services to function with alternate third-party software or open source software, or ACX may need to develop these components itself, which could result in increased costs and could result in delays in providing future services; furthermore, ACX might be forced to limit the features available in its current or future services, which may affect ACX’s ability to execute on its business plan, which may materially adversely affect the value of the Company.

Undetected Error Risk

The Company’s intellectual property and software suite are highly technical and complex and may contain undetected errors that could adversely affect the business of the Company. It is possible that the Company’s technology may now or in the future contain undetected errors, bugs or vulnerabilities. Some errors in software code may only be discovered after the code has been released into commercial operation. Any errors, bugs or vulnerabilities in software (including unanticipated errors arising from interactions between different pieces of software) developed by the Company or its subsidiaries discovered after release could result in damage to the Company’s reputation, loss of clients, loss of revenue, or liability for damages, any of which could adversely affect the Company’s software and IP portfolio and financial results. Several intellectual property applications are “pending” status and have not yet been examined by the USPTO or other global sovereign patent examiners. There is no assurance that the applications will be approved. There is no assurance that the development of software using the Company’s intellectual property will result in commercially viable software for customers.

Risk of Technological Change

To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of its software technology and intellectual property. The Internet and the electronic commerce industry have historically undergone rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies, and the emergence of new industry standards and practices. If these trends continue, this could render the Company’s existing operations and proprietary technology and systems obsolete. There can be no assurance the Company will successfully implement new technologies and transaction processing systems to meet industry standards, if the Company is unable to adapt in a timely matter, the business of the Company could be materially affected.

The ability of the Company and its subsidiaries to effectively use the information generated by their information technology systems, as well as their success in implementing new systems and upgrades, may affect their ability to:

●	conduct business with their clients, including delivering services and solutions;

●	manage their inventory and accounts receivable;

●	purchase, sell, ship and invoice their products and services efficiently and on a timely basis; and

●	maintain their cost-efficient operation model while expanding their business in revenue and in scale.

The failure of the Company or its subsidiaries to use, maintain and update proper technological systems may negatively impact the value of the Company.

There can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing state of technology and that the existing technology of the Company will not become obsolete.

Dependence of Technical Infrastructure

The ability for the Company or ACX to attract, retain and adequately service customers is dependent upon the reliable performance of their technology, including software platforms, and the underlying technical infrastructure. It is possible that Abaxx Tech or ACX may fail to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, the success of the Company will likely be reliant upon third party partners, including financial service providers, clearing and settlement organizations, telephone companies, on-line service providers, data processors, and software and hardware vendors. Any disruption or failure in the services of the Company or any of its subsidiaries receive from third party partners used to facilitate its business could harm the Company’s business, and consequently, may adversely affect the value of the Company. Any financial or other difficulties these partners face may adversely affect the Company’s business, and the Company or its subsidiaries exercise little control over these partners, which increases vulnerability to problems from the services such third party partners provide.

Use and Storage of Personal Information and Compliance with Privacy Laws

The Company (through ACX) may receive, store and process personal information and other customer data including, addresses, telephone numbers, images of government identification, and information relating to financial transactions. As a result, the Company and each subsidiary thereof must comply with the applicable federal, state, and local laws of the relevant jurisdiction relating to the collection, use, disclosure, storage, and safeguarding of personal information. Any failure or perceived failure by a subsidiary of the Company to comply with its privacy policies, privacy-related obligations to customers or other third parties, privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, fines, or litigation (including litigation by individuals), which could adversely affect the value of the Company.

Slow Acceptance of Products

The marketplace may be slow to accept or understand the significance of the Company or Abaxx Tech’s technology due to their unique nature and the competitive landscape. If the Company is unable to promote, market and license its software and IP portfolio and secure relationships with strategic partners, the Company’s business and financial condition will be adversely affected.

DIVIDENDS AND DISTRIBUTIONS

On March 3, 2022 the Company distributed 5,091,827 Base Carbon common shares (5,091,864 Base Carbon common shares minus fractional shares rounded down) to Shareholders as a return of capital. Shareholders received one Base Carbon common share for every approximately 14.36 Common Shares held as of the record date of the distribution (14:1 Common Shares held as of the declaration date). Any decision to distribute additional Base Carbon common shares or pay cash dividends on Common Shares will be made by its board of director and will depend on our earnings, if any, our financial condition and such other factors as our directors consider appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares of which 73,381,985 Common Shares are issued and outstanding as of the date hereof.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of Shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote).

Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or upon any distribution of the assets of the Company among Shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of the Common Shares are entitled to the right to receive a proportionate share, on a per share basis, of the assets of the Company available.

The holders of the Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares.

Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our Shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company’s articles and in the Business Corporations Act (Alberta).

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed for trading on the NEO under the trading symbol “ABXX” and on the QTCQX under the symbol “ABXXF”.

The following table sets forth the reported closing high and low prices and the aggregate volume of trading of Common Shares on the NEO and Canadian alternative trading systems during the previous financial year.

	Price Range
Month	High (CAD$)	Low (CAD $)	Volume
January 2022	3.45	2.79	2,248,457
February 2022	2.95	2.64	2,151,319
March 2022	2.75	1.87	3,149,323
April 2022	1.85	1.48	3,875,723
May 2022	1.48	1.14	2,071,504
June 2022	1.22	0.93	1,550,298
July 2022	1.17	1.07	1,565,824
August 2022	2.34	1.13	2,807,678
September 2022	2.30	1.94	1,391,914
October 2022	2.88	1.98	1,026,926
November 2022	3.09	2.56	987,292
December 2022	2.74	2.42	811,433

The following table sets out the reported closing price range and trading volume for the Common Shares, as reported by the OTCQX, during the 12-month period prior to the date of this prospectus supplement:

	Price Range
Month	High (USD$)	Low (USD$)	Volume
January 2022	2.75	2.17	1,765,720
February 2022	2.34	2.09	1,556,163
March 2022	2.17	1.50	2,065,515
April 2022	1.44	1.17	2,499,563
May 2022	1.12	0.89	2,064,971
June 2022	0.98	0.74	1,874,258
July 2022	0.89	0.83	887,395
August 2022	1.80	0.88	1,765,936
September 2022	1.76	1.37	986,089
October 2022	2.05	1.46	632,318
November 2022	2.40	1.90	773,390
December 2022	2.11	1.76	834,579

The 2021 Warrants are listed for trading on the NEO under the trading symbol “ABXX.WT”.

The following table sets forth the reported closing high and low prices and the aggregate volume of trading of the 2021 Warrants on the NEO and alternative trading systems during the previous financial year.

	Price Range
Month	High (CAD$)	Low (CAD $)	Volume
January 2022	0.87	0.75	59,689
February 2022	0.75	0.475	51,476
March 2022	0.59	0.30	229,836
April 2022	0.34	0.21	53,874
May 2022	0.36	0.23	23,220
June 2022	0.25	0.22	15,800
July 2022	0.29	0.29	1,000
August 2022	0.75	0.20	107,687
September 2022	0.53	0.35	41,998
October 2022	0.44	0.35	98,331
November 2022	0.63	0.36	31,450
December 2022	0.99	0.48	8,602

Prior Sales

The following table sets forth options, restricted stock units, warrants and other unlisted securities issued by the Company during the fiscal year ended December 31, 2022:

Date Issued	Number and Type of Security Issued	Issue/ Exercise Price
March 2022	6,422 RSUs	$1.95
June 2022	10,786 RSUs	$1.18
September 2022	4,047 RSUs	$2.47
December 2022	850,000 RSUs	$2.50
May 2022	25,000 Options	$1.50
December 2022	1,133,000 Options	$2.50

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

The Common Shares that are subject to escrow or contractual restrictions and the percentage of our outstanding Common Shares represented by such Common Shares, are set out below.

Designation of Class	Number of Securities in Escrow or Subject to Contractual Restrictions		Percentage of Class
Common Shares	655,725	(1)	0.9	%(2)

Notes:

(1)	A total of 655,725 Common Shares are subject to contractual restrictions on transfer pursuant to lock-up agreements entered into in connection with the RTO Transaction until December 17, 2023.
(2)	On a non-diluted basis.

DIRECTORS AND OFFICERS

The following table sets out, for each of the Company’s directors and executive officers, the person’s name, province and country of residence, positions with the Company, principal occupation, and, if a director, the date upon which the person became a director. Each director will hold office until the next annual meeting of the Company unless his or her office is earlier vacated:

Name, Municipality of Residence, Proposed Offices	Principal Occupation During Last Five Years(1)	Position with Abaxx
Joshua Crumb(2) (3) Ontario, Canada

Chief Strategy Officer of Goldmoney Inc. (July 2015 to June 2018)

Director of various public companies including: Mene Inc. (2018 to present); Fortress Technologies Inc. (2018 to 2021); Solitario Zinc Corp. (July 2017 to present); and COIN HODL Inc. (2018 - 2021)

President, CEO and Director since December 14, 2020
Thom McMahon(2)(3) Singapore

Managing Director of UD Trading Group Holdings Pte Ltd. (April 2014 to December 2016)

Director Asia of Dillon Gage Asia Pte Ltd. (January 2017 to December 2018)

Co-Founder CEO of AirCarbon Pte Ltd. (January 2019 to present)

Director since December 14, 2020
Margot Naudie (1)) Ontario, Canada	Senior Portfolio Manager at Marret Asset Management (September 2015-June 2017) Senior Portfolio Manager of the IP Alpha Fund (December 2017 to present) President of Elephant Capital Inc. (December 2017 to present) Director of Osino Resources Corp. (August 2020 to present) Director of Polaris Infrastructure Inc. (June 2020 to present)	Director since December 14, 2020

Name, Municipality of Residence, Proposed Offices	Principal Occupation During Last Five Years(1)	Position with Abaxx
Catherine Flax(1)(2)(3) New York, USA	Managing Director of BNP Paribas (November 2013 to March 2016) CEO of Pefin (March 2016 to October 2018) Managing Director of CRA, Inc. (April 2019 to present)	Director since December 14, 2020
Steve Fray Ontario, Canada	Chief Financial Officer, Goldmoney Inc., (2018 to 2021); Senior Vice-President of Finance, Goldmoney Inc., (2017- 2018); Vice-President of Finance, GuestLogix Inc., (2013- 2017).	Chief Financial Officer since August 17, 2021
W. Scott Leckie(1) Ontario, Canada	Principal and Chairman, 7th Merchant Corporation (2021- present) CIO & CCO Concord Delta family office/hedge fund (2022- present) Director, Sterling Maple (2019-present)	Director since June 23, 2016
Cyrus Hiramanek New York, USA	Managing Director, M. Klein & Company, merchant banking and strategic advisory firm (July 2015- to 2021)	Director since August 17, 2021

Notes:

(1)	Members of the Audit Committee.
(2)	Members of the Compensation Committee.
(3)	Members of the Nominating and Corporate Governance Committee.

Directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 12,103,674 Common Shares, representing approximately 16.5% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, no director or officer of the Company is, as at the date hereof, or has been, within the previous 10 years, a director, chief executive officer or chief financial officer, of any company that:

●	while that person was acting in the capacity was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

●	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

●	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as set out below, no director of the Company (or any personal holding company of any such individual):

●	is at the date hereof, or has been within the previous 10 years, a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

●	has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

●	No director or officer of the Company (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Scott Leckie

Mr. Leckie was a director of Groupe Bikini Village Inc. until he resigned in July 2014. Groupe Bikini Village Inc. filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act on February 17, 2015.

On June 30, 2005, Mr. Leckie agreed to pay a fine of $100,000 under a settlement agreement with Market Regulation Services Inc. with regard to certain trading activities.

Conflicts of Interest

Directors and officers of the Company also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations, but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Company which arise under Alberta corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Company. All conflicts of interest will be resolved in accordance with the ABCA. Any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company and depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the Shareholders for their approval.

AUDIT COMMITTEE INFORMATION

The Audit Committee oversees the accounting and financial reporting practices and procedures of the Company and the audits of the Company’s financial statements. The principal responsibilities of the Audit Committee are: (i) overseeing the quality and integrity of the internal controls and accounting procedures of the Company, including review of the Company’s procedures for internal control with the Company’s auditor and chief financial officer; (ii) reviewing and assessing the quality and integrity of the Company’s annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous AIFs; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Company and independent audit fees; (v) reviewing the qualifications, performance and independence of the auditor of the Company, considering the auditor’s recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided to the Company; (vi) assessing the Company’s financial and accounting personnel; (vii) reviewing the Company’s risk management procedures; (viii) reviewing any significant transactions outside the Company’s ordinary course of business and any pending litigation involving the Company; and (ix) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Audit Committee Charter

The full text of the charter of the Audit Committee is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Audit Committee of the Company is comprised of Margot Naudie, Catherine Flax, and W. Scott Leckie (Chair). All members of the Audit Committee are “independent” within the meaning of National Instrument 52-110 – Audit Committees. In addition, each Audit Committee member is “financially literate”, within the meaning of National Instrument 52-110 – Audit Committees and possess education or experience that is relevant for the performance of their responsibilities as Audit Committee members.

The following table summarizes the relevant education and experience of the members of the Audit & Risk Committee:

Name of Member	Education	Experience
Margot Naudie	B.A, McGill University M.B.A, Western University – Ivey School of Business CFA Designation

Managing Director at TD Asset Management, Inc. (2005 to 2010)

Senior Portfolio Manager & Head of Materials Sector at Canadian Pension Plan Investment Board (February 2010 to May 2013)

Senior Portfolio Manager at Marret Asset Management (September 2015-June 2017);

Senior Portfolio Manager of the IP Alpha Fund (December 2017 to present);

Catharine Flax	B. Econ, Texas A&M University M.Econ, Brown University	Managing Director of BNP Paribas (November 2013 to March 2016) CEO of Pefin (March 2016 to October 2018) Managing Director of CRA, Inc. (April 2019 to present)
W. Scott Leckie (Chair)	B.PHE, University of Toronto CFA designation	Principal and Chairman, 7th Merchant Corporation (2021-present) CIO & CCO Concord Delta family office/hedge fund (2022-present) Director, Sterling Maple (2019-present)

PROMOTERS

Joshua Crumb is considered a promoter of Abaxx through his initiative in founding and organizing Abaxx. Joshua Crumb holds in the aggregate 11,536,185 Common Shares, representing 15.72% of the issued and outstanding Common Shares on a non-diluted basis. In addition, Joshua Crumb holds in the aggregate 310,000 options of Abaxx, 100,000 restricted stock units and 110,000 common share purchase warrants of Abaxx.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Abaxx is not currently a party to any actual or pending legal proceedings or regulatory actions which would materially affect Abaxx, nor is Abaxx currently contemplating any legal proceedings, which are material to its business or of which any of its assets are likely to be subject. Furthermore, Abaxx is not aware of any such proceeding known to be contemplated or threatened which would materially affect Abaxx.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, no director, executive officer, person or company that beneficially owns, or controls, or directs, directly or indirectly, more than 10% of the Common Shares or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction either within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

MATERIAL CONTRACTS

The following material contracts of the Company were either entered into during the last financial year or entered into prior to the last financial year and still in effect:

1.	ACX Shareholders’ Agreement (December 14, 2020) - Under the terms of the ACX Shareholders’ Agreement, ACX and the ACX shareholders agreed to the following terms: (a) ACX granting pre-emptive rights to each ACX shareholder prior to the issuance of any voting ACX Shares; (b) ACX shareholders providing a right of first refusal to other ACX shareholders prior to any transfer of ACX Shares; (c) “tag along” rights granted to ACX shareholders whereby any third party offer for ACX Shares must provide an offer to all ACX shareholders; (d) “drag along” rights granted to ACX shareholders whereby if fifty percent (50%) of issued and outstanding ACX Shares accept an offer for ACX Shares, all ACX shareholders can participate in the offer on the same terms; and (e) upon certain “buy-out events”, the ACX shareholder triggering the “buy-out event” must surrender their ACX Shares for purchase to other ACX shareholders.

2.	Royalty Agreement (December 14, 2020) – Agreement whereby ACX and Abaxx Tech would amend and restate the previous February 1, 2019 royalty agreement between the parties. Under the restated agreement, ACX would pay a 2% royalty on gross revenue to Abaxx Tech, for previous financial assistance and the usage of software developed by Abaxx Tech,

3.	Amended and Restated Exclusive Software Master License Agreement (December 14, 2020) – Agreement whereby Abaxx Tech would grant ACX an exclusive right and license to market and sub-license software developed by Abaxx Tech. Under the agreement, ACX would pay a royalty for the exclusive right and license to third parties within a specific territory.

4.	ACX Assignment Agreement (May 1, 2019) – Agreement whereby Abaxx Tech delivered and transferred possession to ACX of all technology possessed by Abaxx Tech as of the date of the agreement. ACX agreed under the ACX Assignment Agreement to assume the responsibility of research and development of all Assigned Technology.

5.	The Base Carbon Royalty Agreement (September 7, 2021) – Agreement whereby Base Carbon would pay a 2.5% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 to Abaxx Tech.

INTERESTS OF EXPERTS

KPMG LLP, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5, prepared the auditor’s report for the audited financial statements of Abaxx for the years ended December 31, 2022 and 2021.

To the knowledge of the Company, the aforementioned firm held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the aforementioned report or following the preparation of the report and did not receive any direct or indirect interest in any securities of the Company or any associate or affiliate of the Company in connection with the preparation of the report.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s audited annual financial statements and the management’s discussion and analysis for its most recently completed financial year. Other additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans, may be found in the management information circular of the Company for its most recent meeting of Shareholders. These documents and other additional information relating to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE “A” - AUDIT & RISK COMMITTEE CHARTER

ABAXX TECHNOLOGIES INC. AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Abaxx Technologies Inc. (“Abaxx” or the “Corporation”).

1.0 Mandate

The Committee shall:

(a)	assist the Board in its oversight role with respect to the quality and integrity of the financial information;

(b)	assess the effectiveness of the Corporation’s risk management and compliance practices;

(c)	assess the independent auditor’s performance, qualifications and independence;

(d)	assess the performance of the Corporation’s internal audit function;

(e)	ensure the Corporation’s compliance with legal and regulatory requirements; and

(f)	prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.0 Composition and Membership

The committee shall be composed of not less than three members, each of whom shall be a director of the Corporation. A majority of the members of the Committee shall not be an officer or employee of the Corporation. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chairman among their number. The Chairman shall not be a former Officer of the Corporation. Such Chairman shall serve as a liaison between members and senior management.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

3.0 Duties and Responsibilities

Oversight of the Independent Auditor

(a)	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

(b)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

(c)	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Corporation, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(d)	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

(e)	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(g)	Review as necessary policies for the Corporation’s hiring of partners, employees or former partners and employees of the independent auditor.

Financial Reporting

(h)	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

(i)	Review and discuss with Management the Corporation’s annual and quarterly disclosures made in Management’s Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation’s Annual Report, as required by applicable legislation.

(j)	Review and discuss with Management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(k)	Review and discuss with Management the Corporation’s quarterly financial statements prior to the publication of earnings.

(l)	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

(m)	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

(n)	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

(o)	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation’s accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

(p)	Discuss with Management the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(q)	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

(r)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

(s)	Review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation’s internal controls.

(t)	Discuss with the Corporation’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

(u)	Review and approve periodically Management’s risk philosophy and risk management policies.

(v)	Review with Management at least annually reports demonstrating compliance with risk management policies.

(w)	Review with Management the quality and competence of Management appointed to administer risk management policies.

(x)	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation’s risk management practices together with Management’s responses.

(y)	Discuss with Management at least annually the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

Oversight of Regulatory Compliance

(z)	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(aa)	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting.

(bb)	Meet with the Corporation’s regulators, according to applicable law.

(cc)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

4.0 Funding for the Independent Auditor and Retention of Other Independent Advisors

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Abaxx ’s expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

5.0 Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.	The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

6.0	Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non- audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

7.0 Reporting

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

8.0 Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Abaxx that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

9.0 Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	November 23, 2020
Approved by:	Audit Committee
Board of Directors